Exhibit 99.2



ZTO EXPRESS (CAYMAN) INC.
中通快遞（開曼）有限公司
(A company controlled through weighted voting rights and
incorporated in the Cayman Islands with limited liability)

2025
Sustainability Report

ZTO Express (Cayman) Inc.

*Bringing Happiness to More
People through Our Services*

NYSE: ZTO

SEHK: 2057.HK

CONTENTS





Bringing Happiness to More People through Our Services

About This Report

Report overview

This is the ninth Sustainability Report (hereinafter referred to as "This Report") issued by ZTO Express (Cayman) Inc. As used in this Report, "ZTO," "ZTO Express," "the Company," "Group," "the Group," and "we" refer to ZTO Express (Cayman) Inc. and its subsidiaries and consolidated affiliated entities from time to time. It aims to faithfully disclose the Company's Sustainability performance and its commitment to its primary stakeholders, including shareholders, customers, partners, employees, the environment and communities. Unless otherwise specified, this Report covers the Company's work for the fiscal period from January 1, 2025 to December 31, 2025 (the "Reporting Period").

Starting from this reporting year, ZTO Express has officially renamed its Environmental, Social and Governance Report (formerly titled) to the Sustainability Report. This change reflects a deep understanding of global sustainability trends and a proactive response to stakeholder needs. Under the new name, the report not only expands its content from "ESG responsibility" to "sustainable development," but also upgrades its strategic positioning from "responsibility disclosure" to "value creation." This marks a significant shift, as ZTO Express adopts a more systematic, international, and strategic perspective to comprehensively and broadly showcase the company's practices and commitments on the path to sustainability, actively responding to regulatory requirements and addressing stakeholder concerns.

Basis of preparation

This Report is prepared in accordance with the *Environmental, Social and Governance Reporting Code* set out in *Appendix C2* to the *Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited* (the "*HKEX ESG Reporting Code*"), relevant industry-based metrics such as *IFRS S1 General Requirements for Disclosure of Sustainability-related Financial Information*, *IFRS S2 Climate-related Disclosures*, the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), *the GRI Standards* issued by the Global Sustainability Standards Board (GSSB), and the *SDG Compass*. This Report adheres to the following reporting principles:

Materiality: The materiality of the Company's ESG matters is determined by the Board of Directors (Board) of the Company. Stakeholder engagement, the identification process for material issues, and the materiality matrix are disclosed in this Report.

Quantitative: The statistical standards, methodologies, assumptions and/or calculation tools used for the quantitative key performance indicators (KPIs) disclosed in this Report, as well as the sources of conversion factors, are explained in the Report's explanatory notes.

Balance: This Report provides an objective and impartial presentation of the Company's performance during the Reporting Period, and avoids any undue influence on readers' decisions or judgments arising from selective disclosure, omission or improper presentation.

Consistency: Unless otherwise specified, the statistical methods and scope used for the data disclosed in this Report are consistent with those adopted in previous years.

An index of ESG indicators is provided in Appendix II to this Report for readers' ease of reference.

Reporting scope and boundary

Unless otherwise specified, the scope of policies and data disclosed in this Report are consistent with those in the Annual Report.

Sources of information and reliability assurance

The data and case studies in this Report are primarily sourced from the Company's statistical reports and relevant official documents, and have undergone multi-level reviews by all relevant departments. The Board of the Company undertakes that this Report contains no false records or misleading statements, and assumes responsibility for the authenticity, accuracy and completeness of its contents.

Confirmation and approval

This Report was approved by the Board on March 17, 2026.

Access and contact information

Readers may obtain an electronic copy of this Report on the HKEX website at www.hkexnews.hk or the "ESG" section of the Company's website at http://zto.investorroom.com/ . Should you have any comments or suggestions regarding the Company's Sustainability disclosures and performance, please contact us through the following channels.

Head office address: 1685 Huazhi Road, Huaxin Town, Qingpu District, Shanghai
Postal Code : 201708
Tel : 95311
E-mail : ga@zto.com

Chairman's Message



Chairman of the Board and Chief Executive Officer
Lai Meisong

The year 2025 marked the conclusion of the 14th Five-Year Plan, a milestone during which China's postal and express delivery sector continued to script new chapters of high-quality development. Nationwide express delivery volume reached 199 billion parcels, ranking first in the world for the 12th consecutive year. The sector also demonstrated greater value in serving people's livelihoods, facilitating economic circulation, and supporting the real economy.

Reflecting on the past year, amid a complex external environment and the far-reaching challenges brought by industry transformation, ZTO Express remained firmly committed to a long-term vision. We further integrated Party building with business development and aligned the Company's growth with national strategies and public needs. Guided by the "shared-success" philosophy and defined by hard work and dedication, we delivered performance characterized by scale, resilience and responsibility. We firmly believe that sustainable development is never an "optional extra" for corporate development, but a "mandatory task" for high-quality development. It is the core path for us to practice our corporate mission of "Bringing happiness to more people through our services" and realize our commitment to "benefiting others and society."

Advancing green transition and building a new low-carbon logistics ecosystem: As global climate change presents ever more pressing challenges, we always integrate green development into the core of our corporate strategy. In 2025, we pressed ahead with greener transportation, packaging and sorting hubs,

refined our environmental and waste management systems, broadened the use of new energy vehicles, explored the application of hydrogen-powered vehicles, and joined hands with partners across the value chain to foster a more sustainable logistics network. We firmly believe that the green transition is no longer merely a matter of compliance cost, but a driver of long-term value creation. Going forward, we will take further practical steps to support China's carbon peaking and carbon neutrality goals, cultivate an efficient, low-carbon and circular logistics ecosystem, and contribute to the building of a Beautiful China through greener delivery services.

Putting people first and fostering shared progress: Our employees, outlet partners, customers and consumers are ZTO's most valuable assets. During the year, we further refined the benefit distribution mechanism among headquarters, outlets and couriers, while stepping up support for frontline outlets to improve profitability and enhance couriers' sense of fulfillment. We remain focused on customer experience and strive to deliver greater care through technology and service, leading to steady gains in customer satisfaction. We also actively fulfilled our social responsibilities and served our national development strategies by extending our service network further into rural communities, deeper into manufacturing sites and broader across overseas markets, allowing trust to grow with every parcel delivered.

Upholding compliance and strengthening long-term resilience: Compliance is the cornerstone for the Company's steady and sustainable growth. We have always regarded lawful operations, regulatory compliance and integrity in business conduct as inviolable principles. During the year, we further improved our corporate governance framework, reinforced internal controls and risk management, and maintained transparent,

well-regulated operations in key areas including data security, corporate governance and business ethics. We will continue to hold ourselves to higher standards, empower innovation through compliance, guide our business with responsibility, and win lasting trust.

Staying true to our founding mission and moving forward with confidence, ZTO's mission has never been confined to the delivery of parcels. It also lies in the responsibility of serving the country through corporate development. As we set out on a new journey in the 15th Five-Year Plan period, we will fully implement the "Two Focal Promotions and Three Capability Enhancements" requirements of the State Post Bureau, remain focused on key priorities such as strengthening safety, enhancing service, driving real operational optimization, improving efficiency, promoting fairness, fostering cohesion, reinforcing execution and unlocking potential, and further strengthen our three growth curves. Staying true to our original aspiration of self-disciplined development, putting people first, and benefiting others and society, we will work hand in hand with partners from all sectors to move forward with greater steadiness, go further, and bring more warmth to the pursuit of a better life.

About ZTO Express

Founded on May 8, 2002, ZTO Express is a comprehensive logistics service company with express delivery as its core, integrating ecosystem segments including freight, cross-border, cloud warehousing, cold chain logistics, and commerce solutions (Tuxi Living Service Center). On October 27, 2016, the Company was listed on the New York Stock Exchange "NYSE." On September 29, 2020, it was listed on the Main Board of The Stock Exchange of Hong Kong Limited under *Chapter 19C of the HKEX Listing Rules*, becoming the first Chinese express delivery company listed in both the United States and Hong Kong, China. On May 1, 2023, the Company voluntarily converted its secondary listing status on the Main Board of HKEX to a primary listing, thereby attaining dual primary listing status on the HKEX and the NYSE.

ZTO Express is the world's largest express delivery company by parcel volume. In 2025, the Company handled **38.5** billion parcels and maintained the largest market share in the industry for the 10th consecutive year. It operates the broadest, deepest and densest private-sector express delivery network in China. In 2025, the Company had more than **31,000** service outlets across its network, **93** sorting hubs, **781** sets of automated sorting equipment, more than **6,000** direct network partners, and more than **10,000** self-owned line-haul vehicles, of which approximately **9,700** were high-capacity trailer trucks. It operated more than **3,800** line-haul routes, with network coverage reaching more than **99%** of cities and counties in China and township coverage exceeding **96%**.

Parcel volume
38.5 billion

Network service outlets
31,000+

Direct network partners
6,000+

Sorting hubs
93

Automated sorting equipment
781 sets

Network coverage in cities and counties
99%+

Township coverage
96%+

Self-owned line-haul vehicles
10,000+
High-capacity trailer trucks ~**9,700**



2025 Sustainability Awards and Recognitions

During the Reporting Period, the Company received a number of recognized honors for its outstanding performance in the field of sustainability, reflecting the high recognition from various sectors of society for its commitment to sustainable development.

Central Leading Group for Publicity, Ideological and Cultural Work	All-China Federation of Industry and Commerce	Ministry of Transport, State Post Bureau
National Model Establishment	2025 China Top 500 Private Enterprises (No. 280) 2025 China Top 100 Private Service Enterprises (No. 63)	Second batch of special pilot programs for the postal sector in building China into a country with strong transportation network
CPC Shanghai Municipal Committee, Shanghai Municipal People's Government	Zhejiang Federation of Industry and Commerce, The General Association of Zhejiang Entrepreneurs	Communist Youth League Shanghai Municipal Transportation Working Committee
Shanghai Model Collective	2025 Zhejiang Top 200 Private Enterprises (No. 56) 2025 Zhejiang Top 100 Private Service Enterprises (No. 15) 2025 Zhejiang Top 200 Private Enterprises by R&D Investment (No. 40)	2024 Youth Model Unit of Shanghai Transportation System
Shanghai Qingpu District People's Government	China Securities Journal	Corporate Finance
2024 Qingpu District Top 100 Outstanding Enterprises 2024 Qingpu District Top 10 Service Enterprises 2024 Lighthouse Award	2025 Golden Bull Award for Social Responsibility	2024 China ESG Demonstration Enterprise for Best Practice
Shanghai Enterprise Confederation, Shanghai Entrepreneurs Association, Shanghai Federation of Economic Organizations, Jiefang Daily		China Transportation News
2025 Shanghai Top 100 Enterprises (No. 48) 2025 Shanghai Top 100 Private Enterprises (No. 17) 2025 Shanghai Top 100 Service Enterprises (No. 23)	2025 Shanghai Top 100 Private Service Enterprises (No. 9) 2025 Shanghai Top 100 Growth Enterprises (No. 83)	Second Outstanding Green Logistics Case in the Vehicle Category
China Logistics & Purchasing	China Federation of Logistics and Purchasing	China Communications and Transportation Association
2025 Enterprise Innovation Practice Application Case in the Logistics and Supply Chain Sector	2025 China Top 50 Logistics Enterprises	2025 Model Innovation Cases in the Transportation and Logistics Sector
Caijing Magazine	Evaluation Center of Brand Union (Beijing) Consulting	Zhitong Caijing
2025 "Dingge Award" Annual Financial Transformation Model	China Brand 500 Strong Value Certificate	Most Socially Responsible Listed Company
Kantar BrandZ	Extel (formerly Institutional Investor [Asia])	
2025 Kantar BrandZ Top 100 Most Valuable Chinese Brands (No. 58)	2025 "Best ESG" Award	

ESG Governance

We continue to embed ESG principles into our strategic planning and day-to-day operations. By establishing a governance structure with clear responsibilities, implementing systematic strategic planning, and improving supporting policy mechanisms, we have advanced ESG work in a more institutionalized, ongoing and coordinated manner, thereby consolidating the management foundation for the Company's steady operations and sustainable development.

ESG governance structure

We have established an ESG governance mechanism with clearly defined responsibilities and coordinated operations, forming a three-tier governance structure comprising the decision-making, management and execution levels. Relevant responsibilities and issues are cascaded through the three levels and implemented by the ESG Working Group, ensuring that ESG management requirements are effectively implemented across policy formulation, organizational coordination and day-to-day implementation, and continuously enhancing overall governance effectiveness.

As the highest decision-making body for ESG management, the Board bears ultimate responsibility for ESG-related work. The Environment, Social and Governance Committee (the "ESG Committee") has been established under the Board to assist the Board in formulating ESG strategies, policies, governance arrangements and operational management matters, oversee the implementation of corresponding improvement plans, and report regularly to the Board on progress in ESG-related work and recommendations for further improvement. An ESG Working Group has been established under the ESG Committee and is specifically responsible for advancing the implementation of ESG action plans, coordinating all functional departments, business units and subsidiaries of the Company in fully carrying out ESG work, and regularly reviewing and summarizing the progress and results of the Company's ESG-related work.



Board

Decision-making level — **ESG Committee** — overseeing and managing ESG strategy and formulating relevant policies

Organizational level — **ESG Working Group** — implementing specific ESG initiatives and coordinating ESG-related work

Execution level — **Relevant Functional Departments** — carrying out ESG-related policies and targets

ZTO Express ESG Governance Structure

Stakeholder engagement

We consistently uphold the principles of openness, transparency and cooperation. In line with our strategic planning and business development priorities, we systematically identify and continuously monitor the core concerns of our stakeholders, establish a multi-level and diversified communication mechanism, respond to matters of concern in a timely manner, and fully incorporate stakeholder opinions and recommendations on ESG-related issues, thereby providing a sound basis for the continuous optimization of ESG management and practices.

Stakeholder categories	Issues of concern	Communication channels
Government and regulatory authorities	Compliance and business ethics Rural revitalization and common prosperity Emissions and waste management Green packaging Climate change response Environmental compliance management Water resources management	Information disclosure Thematic meetings Regular announcements Receptions and research
Shareholders and investors	Corporate governance Risk management Data security and privacy protection Stakeholder governance	Shareholders' meetings Results presentations Press releases, announcements and roadshows
Customers and consumers	Delivery safety Customer service Product and service innovation Data security and privacy protection Green packaging	Satisfaction surveys Regular communication and discussion sessions Customer surveys Official WeChat account
Employees	Employee rights and benefits Employee training and development Diversity and inclusion Occupational health and safety	Employee communication Employee training Employee activities
Service outlets	Customer service	Outlet evaluation and assessment On-site outlet visits
Suppliers and contractors	Sustainable supply chain	Supplier assessment Supplier visits
Partners	Compliance and business ethics Product and service innovation	Open and transparent tendering procedures Industry exchanges Field research



Communities	Community engagement Rural revitalization and common prosperity Energy management	Public welfare and charitable activities Volunteer services
Media	Community engagement Rural revitalization and common prosperity Product and service innovation	Press releases Media communication Disclosure of social responsibility and sustainability information

Materiality assessment

Based on ongoing communication with stakeholders and an in-depth analysis of global sustainability trends, ZTO Express conducts annual dedicated research and analysis grounded in its actual business operations, focusing on both the importance of issues to ZTO Express and their importance to stakeholders. In 2025, taking into full account regulatory requirements, industry standards and issues of common concern to stakeholders, we identified 21 highly relevant material topics.



01	02	03	04
Identifying the list of ESG material topics	**Conducting stakeholder engagement**	**Prioritising material topics**	**Confirming material topics**
Conducting a comprehensive review with reference to international standards, capital market ratings and peer focus areas, and identifying 21 potential material topics to establish ZTO Express's ESG material topics list	Developing a stakeholder engagement plan and conducting engagement with internal and external stakeholders across functions related to the material topics	Assessing and prioritising all material topics from the dual perspectives of importance to ZTO Express and importance to stakeholders, and forming a materiality matrix	Submitting the assessment results of the materiality matrix to the management of ZTO Express for confirmation of the significance and impact of the identified topics, and truthfully and accurately presenting the Company's performance on the relevant topics in the Report

Process for identifying and assessing material topics

During the Reporting Period, we conducted research on material topics to allocate resources appropriately and effectively manage all matters that have a material impact on the Company and its stakeholders. The materiality matrix is set out below:



High
Environmental
Social
Governance
Importance to stakeholders
Data security and privacy protection
Occupational health and safety
Delivery safety
Product and service innovation
Climate change response
Employee rights and benefits
Corporate governance
Diversity and inclusion
Compliance and business ethics
Employee training and development
Environmental compliance management
Green packaging
Risk management
Rural revitalization and common prosperity
Customer service
Emissions and waste management
Energy management
Sustainable supply chain
Stakeholder governance
Community engagement
Water resources management
Moderate
Importance to ZTO Express
High

ZTO Express materiality matrix



	Environmental	Social	Governance
Highly material topics	Environmental compliance management Climate change response	Delivery safety Occupational health and safety Employee rights and benefits Product and service innovation Diversity and inclusion	Corporate governance Data security and privacy protection Compliance and business ethics
Moderately material topics	Green packaging Emissions and waste management Energy management	Employee training and development Customer service Rural revitalization and common prosperity Sustainable supply chain Community engagement	Risk management
Generally material topics	Water resources management		Stakeholder governance



United in Purpose, Building a New Chapter Together

Topic

ZTO Express remains steadfast in leveraging Party building to support the Company's high-quality development. Focusing on organizational development, ideological guidance, integrity and compliance, business integration, role-model recognition and incentives, and social responsibility, we advanced Party-building initiatives in a systematic manner. By integrating Party building with business operations, we further strengthened the foundation of Party-building work, brought people together around a shared sense of purpose, and promoted closer alignment and mutual reinforcement between Party-building efforts and corporate development.



Helping farmers with the harvest and supporting rural revitalization
ZTO 中通快递 ZTO EXPRESS

Strengthening ideological guidance and reinforcing the "roots" and "soul" of the Company's development

We continued to institutionalize and sustain Party history education. Through diverse forms of theoretical study, special training sessions, and themed Party Day activities, we enhanced Party members' and officials' political judgment, understanding and execution, thereby providing strong ideological support for the Company's high-quality development.



Strengthening Party building through focused action and leadership, and advancing development through shared commitment across the network

On December 16, 2025, ZTO Express held a network-wide exchange meeting on Party-building work and a training session for Party secretaries at its Shanghai headquarters under the theme of "Strengthening Party Building through Focused Action and Leadership, and Advancing Development through Shared Commitment across the Network." Through special Party lectures, educational warning videos, and group discussions, the event further enhanced the role of Party building in empowering business development, reinforced care for couriers, and organized participants to revisit the oath of joining the Party, thereby reinforcing participants' ideals and convictions as well as their sense of mission and responsibility.





ZTO 中通快递 ZTO EXPRESS
三抓三带强党建，全网同心促发展
2025年中通快递全网党建工作交流暨党组织书记培训会

Recognizing exemplary individuals and collectives and inspiring further progress

On July 1, 2025, ZTO Express held a Party-building commendation conference and a themed speech contest entitled "My Story with ZTO" at its headquarters. The event honored exemplary Party branches, outstanding Party members, and other exemplary collectives and individuals. By sharing stories from the front line, it further strengthened the leading role of Party building and inspired employees' sense of responsibility and mission.



凝心聚力铸党魂 思维改变绘篇章
中通快递集团2025年党建表彰大会暨“我和中通的故事”主题演讲比赛



"Focus on the headquarters and lead the entire network" to strengthen the overall planning and leading role

ZTO Express continued to strengthen grassroots Party organizations, incorporated Party building into franchise agreements, strengthened Party-building work among workers in new business sectors and emerging forms of employment, and deeply integrated Party building into business activities related to rural revitalization, service enhancement, and social responsibility, so as to give full play to the vanguard and exemplary role of grassroots Party organizations and Party members.



Key performance

Party organizations have been established in all provincial-level units, sorting hubs and core ecosystem segments across the network, achieving **100%** coverage.



Helping farmers with the harvest and supporting rural revitalization

On September 10, 2025, the Guizhou ZTO Party Branch carried out a themed Party Day activity entitled "Party Members Helping with the Harvest in the Fields, with Rosa roxburghii Bringing Warmth to the Community" at the Rosa roxburghii planting base in Chaxiang Village, Gujiao Town, Longli County. Party member representatives took part in voluntary harvesting work to support the collection and distribution of agricultural products, contribute to rural revitalization, and integrate Party building into social responsibility practices.





Strengthening discipline and conduct through revolutionary education in practice

Under the theme of "A Century under the Red Party Flag, ZTO Pioneers in Action," the Party Branch of the Hubei Management Center organized Party members, applicants for Party membership, and outstanding business representatives to participate in immersive revolutionary education activities and themed Party lectures. Through special briefings on the spirit of the Central Eight-Point Rules, the branch emphasized that Party members and officials should hold themselves to strict standards, approach their work with diligence and a down-to-earth attitude, and maintain the political character of thrift, integrity and self-discipline, so as to further transform disciplinary awareness into an internal driving force for corporate development.





百年党旗红 中通先锋行

Jiangxi Xinyu ZTO Party Branch visits and supports elderly residents

The Party Branch of the Xinyu outlet of Jiangxi ZTO organized Party members to visit the Elderly Care Home in Shanghu Village, Sanshan Village Committee, Renhe Township, an old revolutionary base area, and extend care and support to elderly residents. The visiting team delivered cooking oil, rice and other daily necessities, asked in detail about the elderly residents' diet, daily life and health, and listened patiently to their everyday needs. Looking ahead, the Party Branch of the Xinyu outlet of Jiangxi ZTO will continue to give full play to the leading role of Party building and encourage employees to take an active part in public welfare initiatives.





Shandong ZTO recognized as an "Advanced Unit for Party-Building Work"

In 2025, in recognition of its outstanding achievements in driving development through Party building, Shandong ZTO was awarded the title of "Advanced Unit for Party-Building Work in the City's Express Delivery Industry." Shandong ZTO noted that it will continue to strengthen the guiding role of Party building, implement the "Warm Bee Action," further consolidate the foundation for service quality, and promote its steady and sustainable development.





全市快递行业党建工作
先进单位
济南市邮政管理局
二〇二五年一月

Themed Party Day activities held across multiple regions

ZTO
中通快递
ZTO EXPRESS

To celebrate the 104th anniversary of the founding of the Communist Party of China, Party branches of ZTO Express in multiple regions carried out a variety of themed Party Day activities to deepen Party history education and strengthen their sense of mission and responsibility. The Guizhou ZTO Party Branch organized Party member representatives to travel to Shaoshan in Hunan Province to visit Mao Zedong's Former Residence and gain first-hand insight into the revolutionary spirit. The Xinjiang ZTO Party Branch went to the Urumqi Museum to attend a special Party lecture. The Sichuan ZTO Party Branch retraced the Long March route from Hadapu and Huining to Liupanshan, engaging in immersive study of the Long March spirit at historic revolutionary sites. The Shanxi ZTO Party Branch organized a visit to the Memorial Hall of the Eighth Route Army Headquarters in Matian. The Party Branches of Shaanxi ZTO and Shandong ZTO jointly traveled to the historic revolutionary city of Yan'an for study, further deepening their understanding of their original aspiration and mission.



Practicing Green Development,Building Low-Carbon Logistics

In line with the broader shift toward green development, ZTO Express has actively advanced green initiatives across pickup, sortation, transportation and last-mile delivery. With a focus on the environmentally responsible use of packaging materials, investment in clean energy, efficient operating models and innovative technologies, we are building a greener logistics system.

Issues we focus on

- Environmental compliance management
- Climate change response
- Green packaging
- Emissions and waste management
- Energy management
- Water resources management

Our actions

- Strengthening the environmental compliance management system
- Promoting green office practices and strengthening water resources and waste management
- Conducting climate risk and opportunity analysis
- Building green and low-carbon logistics
- Advancing full life-cycle management of green packaging

Relevant SDGs













7 AFFORDABLE AND CLEAN ENERGY
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION

CO_2
绿色寄递 从我做起

ZTO 中通快递
ZTO EXPRESS

Environmental management

During the Reporting Period, we continued to improve our environmental governance system, strengthened green office management, and advanced measures related to energy efficiency, water resources management and waste management. We deeply integrated environmental protection into our operating processes and took concrete actions to support the low-carbon development of the industry.

• Environmental management system

Under the leadership of the Board, we strictly complied with the relevant provisions of the *Environmental Protection Law of the People's Republic of China* and formulated the *ZTO Environmental Policy*, which covers business activities across all aspects including infrastructure operations, products and services, logistics distribution, waste disposal, due diligence, and mergers and acquisitions. The policy is designed to improve resource utilization efficiency, reduce the adverse environmental impacts of our operations, and continuously enhance environmental performance. The policy also applies to suppliers, contractors, service providers and other key business partners. In addition, the Company manages environmental matters systematically under the ISO 14001 Environmental Management System framework, regularly monitors key environmental indicators, promptly identifies and reports environmental issues, and actively communicates and collaborates with stakeholders to continuously improve the transparency and effectiveness of environmental governance.

During the Reporting Period, the Company successfully completed the annual audit of the ISO 14001 Environmental Management System, and no material environmental violations occurred.

• Green office

ZTO Express has deeply integrated the philosophy of green development into its operations and management system, while promoting green office practices and cultivating an environmentally conscious culture. Through a range of measures, including digital transformation, energy saving, resource recycling, and the cultivation of environmental awareness, we continued to optimize our office operations and effectively reduced energy consumption and negative environmental impacts.

Energy efficiency



Centers in Changsha, Yiwu, Yuyao, Xinghan, Guangzhou and Ningbo actively carried out energy conservation and consumption reduction initiatives as well as pilot projects for energy-efficient lighting. The use of new lighting technologies can reduce electricity consumption for lighting by nearly 50%, effectively lowering overall energy and resource use. In addition, we rolled out the RFID electronic asset tagging project across the network. In 2025, the use of e-signatures across the Group exceeded 880,000, reducing the annual use of self-adhesive labels by approximately 200,000 sheets. E-signatures were widely used in core business areas including labour contracts, procurement, engineering, outlet-related agreements, and financial documents.

Water resources management



We strictly complied with the relevant provisions of the *Water Pollution Prevention and Control Law of the People's Republic of China* and the *Water Law of the People's Republic of China*; and continuously improved our water resources management and protection mechanisms. All of the Company's business and office operations rely on municipal water supplies and do not involve direct extraction from natural water bodies or groundwater sources, thereby avoiding direct impact on natural water systems.

In daily operations and office management, the Company implemented a range of water-saving measures and systematically carried out assessments of water-use efficiency. By analyzing local municipal water supply and drainage capacity, water resource distribution, and regional climatic and environmental conditions, we identified opportunities to optimize water use, promptly identified and addressed weaknesses in water use, formulated sound water management plans, and continuously enhanced water-use efficiency. In addition, through regular training and awareness campaigns, we communicated water conservation concepts to all employees and promoted the integration of a water-saving culture into daily operations. To ensure continuous improvement in water resources management, the Company established annual water resources management targets and continuously improved the consistency and effectiveness of water resources management through specific measures such as implementing water-saving technological upgrades and strengthening water recycling and reuse.

Waste management



We strictly complied with relevant laws and regulations such as the *Law of the People's Republic of China on the Prevention and Control of Environmental Pollution by Solid Waste*, the *National Catalogue of Hazardous Wastes*, and fully implement industry regulatory requirements such as the *Implementation Opinions of the State Post Bureau on Comprehensively Strengthening Ecological and Environmental Protection and Resolutely Fighting the Battle Against Pollution*, and fulfilled the Company's compliance responsibilities in waste management. To ensure the proper disposal of all types of pollutants and waste, the Company systematically assessed waste and other pollutants generated during operations, such as conveyor belts and oil-related waste, and entrusted qualified third-party service providers with recycling and treatment, thereby preventing the risk of illegal discharge or improper disposal. In 2025, we implemented a green recycling and disposal project for retired aluminum trailer bodies, covering 480 retired units. All aluminum from these vehicles entered a standardized recycling and re-manufacturing system, providing high-quality recycled aluminum materials for broader social use and achieving 100% recycling of approximately 1,500 metric tons of aluminum.

Climate change response

We are fully aware of the urgency of addressing climate change and the responsibility it entails. We have established a Board-level governance structure for climate-related matters and integrated low-carbon transition into our development strategy and day-to-day operations. We have also identified the climate-related risks and opportunities that may arise in the future, set GHG emissions reduction targets, and are committed to promoting greener operations through systematic emissions reduction, technological innovation and sustainable practices. While ensuring the efficient operation of our logistics network, we actively advance greener transformation across the value chain and contribute to the achievement of global climate goals through our efforts.

• Governance

Governance structure

We have incorporated climate change into the Company's existing governance and strategic framework and established a three-tier governance structure comprising the Board, the ESG Committee, and various functional and business departments, so as to efficiently advance the oversight and implementation of the Company's climate-related response measures. The Board has authorized the ESG Committee to exercise overall oversight of climate management, while the Board retains ultimate responsibility for climate-related risks and opportunities. Performance in climate change response is linked to the performance-based remuneration of the Board. The ESG Committee is responsible for overseeing the identification,


assessment and management of climate-related risks and opportunities, and reports regularly to the Board. Functional and business departments, as well as branches and subsidiaries, are responsible for implementing climate-related management measures effectively. In addition, to ensure that the Company is able to better identify and oversee climate-related risks and opportunities and integrate them into its long-term development strategy and risk management framework, we conduct annual ESG training and capacity-building for the Board. This ensures that the Company's decision-makers are equipped with the skills and capabilities required to address climate-related risks and opportunities, and promotes the continuous improvement of the Company's ESG governance.



- Board
- ESG Committee
- Functional and business departments, branches and subsidiaries

ZTO Express climate governance structure

In addition, to support China's carbon peaking and carbon neutrality goals and establish a systematic, professional and long-term green development mechanism, ZTO Express established a Group-level Green Development Committee during the Reporting Period. Adopting a three-tier model of "decision-making level – execution level – coordination level," the committee coordinates internal resources across multiple departments. Green indicators, such as the rate of recycled material use, carbon emissions reduction per parcel, and the proportion of new energy vehicles, have been incorporated into the annual performance assessment of relevant business units and responsible managers. In addition, a dedicated incentive fund has been established to build a strategic planning and execution framework for the Company's green development.



Decision-making level

Green Development Committee

Responsible for top-level decision-making, reviewing and approving strategic directions, coordinating resources in an integrated manner, and assuming overall responsibility for work effectiveness

Execution level

Green Development Office

Responsible for formulating medium- and long-term green development plans for each segment, developing green KPI assessment plans, taking the lead in advancing the implementation of major green projects, and coordinating internal and external organizational liaison, communication, publicity and training

Coordination level

Green Development Coordinators at management centres in provinces, municipalities and autonomous regions

Responsible for implementing and reporting on green tasks and projects, as well as data collection, statistics and reporting

Organizational structure of ZTO Express Green Development Committee



Working mechanism

The Green Development Committee meets semiannually to review major decisions, hear work reports, and assess progress. The Green Development Office convenes once every quarter to deploy specific tasks, resolve implementation issues, track project progress, and submit the *Green Development Work Report* to the Committee on a quarterly basis.



Strategic objective

Formulating and implementing the Group's medium- and long-term green development plan

Operational objective

Reducing carbon emissions and resource consumption across network operations, including packaging, transportation and sortation etc.

Innovation objective

Promoting the application of green technologies, materials and models

Brand objective

Enhancing ZTO's green brand image, strengthening goodwill among the public and customers, building a benchmark for zero-carbon logistics, and fulfilling commitments to social responsibility and sustainable development

• Strategy

Against the backdrop of the severe challenges posed by global climate change, frequent extreme weather events, the energy transition, and increasingly stringent policy and regulatory requirements are profoundly reshaping the operating model and development landscape of the logistics and transportation industry. We attach great importance to the systemic risks and strategic opportunities for green transformation arising from climate change. We comprehensively assess the potential impacts of climate change on the Company's operating network, infrastructure, energy consumption, cost structure and supply chain resilience over the short term (0–3 years)[1], medium term (3–10 years)[2] and long term (more than 10 years)[3], so as to provide a comprehensive basis and balanced perspective for formulating forward-looking risk management strategies and enhancing climate resilience.

1 Short term: For environment- and climate-related initiatives, we define the short-term horizon as 0 to 3 years. Within this time frame, the impact on day-to-day operations is limited, and major changes to strategic planning are generally not required.

2 Medium term: We closely monitor market trends and external forces that are expected to create opportunities for or have a significant impact on ZTO. We adjust our strategies, operating processes, assets and product portfolio in response to these trends, which may continue over a period of 3 to 10 years.

3 Long term: All major strategies, decisions, portfolio reviews and acquisitions are reviewed in light of long-term trends, opportunities and risks over a period of more than 10 years. These reviews take into account evolving global trends in regulation, climate change, energy and raw materials markets, and consumer demand. In addition, we use a long-term perspective to identify opportunities for designing new solutions that enable the low-carbon transformation of products and services.

Climate scenario analysis

To identify, assess and manage climate-related risks and opportunities, we conduct and report climate scenario analyses annually. By simulating the potential impacts of different warming pathways on ZTO Express in areas such as energy mix, transportation efficiency, cost structure and market landscape, we aim to identify key transition risks and green opportunities and incorporate them into the Company's overall risk assessment. During the Reporting Period, with reference to the latest Shared Socioeconomic Pathways published by the Intergovernmental Panel on Climate Change (IPCC)[4], namely SSP1-1.9 and SSP5-8.5, and the International Energy Agency (IEA) Net Zero Emissions by 2050 Scenario[5], we carried out climate scenario analysis in conjunction with the Company's day-to-day operations.

Scenario comparison overview

Category		SSP1-1.9	SSP5-8.5	IEA-NZE by 2050
Physical risks	Temperature rise	Compared with pre-industrial levels, global warming is limited to within 1.5°C by 2100	Compared with pre-industrial levels, global warming exceeds 5°C by 2100	Global warming is limited to within 1.5°C by 2100
	Sea level rise	Sea level rises by approximately 0.15–0.23 m by 2050; and by approximately 0.28–0.55 m by 2100	Sea level rises by approximately 0.20-0.29 m by 2050; and by approximately 0.63-1.01 m by 2100	Low
	Extreme weather (cyclones/ typhoons/ hurricanes)	Frequency and intensity increase to a certain extent	Frequency and intensity increase significantly	Frequency and intensity increase to a certain extent
	Heavy precipitation over land	Between 2081 and 2100, average annual global land precipitation ranges from -0.2% to 4.7% compared with 1995–2014	Between 2081 and 2100, average annual global land precipitation ranges from 0.9% to 12.9% compared with 1995–2014	Frequency and intensity increase to a certain extent

Category		SSP1-1.9	SSP5-8.5	IEA-NZE by 2050
Transition risks	Policy	Governments worldwide commit to climate action and formulate stronger policies and regulations to support a rapid transition to a low-carbon economy	Governments worldwide continue to rely heavily on fossil fuels	Governments worldwide cooperate to achieve global net-zero emissions and formulate broader energy policies and supporting measures to reduce emissions
	Market	Investment in clean energy increases, and renewable energy technologies are widely adopted in the market	Demand for fossil fuels continues to rise	Governments increase investment in clean energy, and renewable energy technologies are widely adopted in the market
	Energy	Demand for renewable energy and low-carbon fuels rises significantly	Demand for fossil fuels continues to rise	Demand for oil and natural gas declines rapidly, while the use of renewable energy and renewable fuels increases
	Technology	Renewable energy technologies develop rapidly	Development of new technologies lags behind	Emerging clean energy technologies are developed and existing clean energy technologies are advanced
	Carbon price	By 2100, carbon price reaches USD 238.82 per metric ton of carbon dioxide[6]	No carbon pricing assumed	By 2050, carbon price reaches USD 250 per metric ton of carbon dioxide in advanced economies and USD 200 per metric ton of carbon dioxide[7] in some emerging market and developing economies

These three scenarios represent three typical pathways, ranging from active global emissions reduction to high-emissions scenarios and deep transformation of the energy system. They help us envision potential future outcomes, deepen our understanding, improve our preparedness and response, and enhance ZTO's climate resilience.

---

4 Source: Intergovernmental Panel on Climate Change (IPCC), 2024, IPCC AR6 Synthesis Report LR Figure 3.4 (a): Sea level rise: observations and projections 2020-2100, 2150, 2300 (relative to 1900), NASA Socioeconomic Data and Applications Center (SEDAC), IPCC DDC, https://doi.org/10.7927/adkr-bn17.

IPCC Scenarios Data Explorer.

IPCC, Future Global Climate: Scenario-based Projections and Near-term Information

5 International Energy Agency (IEA), *Net zero by 2050: A Roadmap for the Global Energy Sector*

6 In 2005 USD

7 In 2019 USD

Under the SSP1-1.9 and IEA net-zero scenarios

The global socioeconomic system is accelerating toward low-carbon and sustainable development. Rising carbon costs and growing demand for renewable energy will make green logistics a threshold requirement for compliance and market access, while consumers and corporate customers will show significantly stronger preferences for green services. Logistics and transportation enterprises that fail to establish green operating capabilities will face multiple pressures, including customer loss, restricted market access and higher financing costs. Based on calculations using the nationwide annual average carbon trading price during the Reporting Period of RMB 62.36 per metric ton[8] and the carbon emissions of the Company's fuel-powered fleet, ZTO Express's carbon costs are projected to increase by 279 million USD[7] by 2050. Given major uncertainties such as increasingly stringent carbon emissions standards for the industry worldwide, advances in new energy vehicle technology, and accelerated development of charging infrastructure, ZTO Express is accelerating the application of new energy vehicles, green packaging and green park management, and incorporating green capability building into its core strategy in order to seize the opportunities arising from this transition.

Under the SSP5-8.5 scenario

The frequency and intensity of climate disasters such as extreme heat, heavy rainfall, typhoons and flooding rise significantly, while global demand for fossil fuels continues to increase. As a large logistics and transportation enterprise, ZTO's sorting hubs, line-haul transportation network and last-mile service outlets are widely distributed across climate-sensitive areas, especially coastal, low-lying, and high-temperature and high-humidity regions, and therefore face severe physical risk challenges. In addition, fluctuations in fuel prices and tightening fuel supply will further drive up operating costs. In view of major uncertainties such as the future frequency and duration of extreme weather and fluctuations in fuel prices, ZTO Express is continuously strengthening its climate adaptation capabilities, establishing a closed-loop physical risk management mechanism covering preparedness, response and recovery, optimizing climate-resilient building design, and enhancing the flood prevention and disaster resilience of infrastructure, so as to safeguard operational resilience under extreme weather and market volatility.


CO2

7 In 2019 USD

8 Source: Ministry of Ecology and Environment of the People's Republic of China

Identificaiton of climate-related risks and opportunities and assessment of their impacts

Risk type	Climate-related risks	Impact on business model and value chain (Current and anticipated)	Financial impact	Value chain	Time horizon	Likelihood and impact	Response measures (Current and anticipated)
Climate-related physical risks (under the SSP5-8.5 scenario)							
Acute risks	▪ Extreme precipitation or flooding ▪ Cyclones/ typhoons/ hurricanes ▪ Extreme cold	▪ Increased risk of flooding and damage to low-lying sorting hubs and service outlets ▪ Transportation delays, or damage to or loss of parcels ▪ Damage to equipment and transport vehicles ▪ Sharp increase in emergency dispatch costs ▪ Increased occupational safety risks for employees ▪ Increased operational energy consumption and demand for insulated packaging	▪ Asset impairment losses ▪ Increased operating costs ▪ Reduced revenue and cash flow ▪ Increased insurance costs	▪ Own operations ▪ Downstream	Medium and long term	Higher likelihood and relatively significant impact	▪ Designing workshop roofs based on a 100-year rainwater return period, adding roof overflow outlets and rainwater pipes, and adopting siphonic drainage systems for large roof areas ▪ Using integrated rock wool sandwich panels for plant buildings to improve overall rigidity and withstand extreme weather such as strong winds and blizzards ▪ Installing sponge-style ecological facilities for water retention and purification to stagger peak discharge and slow runoff ▪ Strengthening meteorological early warning and information notification mechanisms, and optimizing transportation and operational scheduling arrangements ▪ Strengthening employee safety protection and establishing emergency communication mechanisms
Chronic risks	▪ Extreme heat ▪ Sea level rise ▪ Biodiversity loss	▪ Increased demand for heatstroke prevention and cooling for employees, with rising risk of heatstroke ▪ Cold chain transport disruptions, leading to higher cargo damage rates ▪ Reduced operational stability of assets and transport routes in coastal areas, with higher infrastructure maintenance costs ▪ Biodiversity loss weakening agricultural systems, resulting in unstable transport demand and significant price volatility	▪ Asset impairment losses ▪ Increased operating costs ▪ Reduced revenue and cash flow ▪ Increased insurance costs	▪ Upstream ▪ Own operations ▪ Downstream	Short, medium and long term	High likelihood and moderate impact	▪ Adjusting work arrangements appropriately, providing employees with heatstroke prevention supplies and high-temperature allowances, and strengthening occupational health training and health monitoring ▪ Strengthening regular infrastructure maintenance and establishing a priority handling mechanism for cold chain express shipments
Climate-related transition risks (under the SSP1-1.9 and IEA net-zero scenarios)							
Policy and legal risks	▪ Policy and legal changes	▪ IStricter green logistics regulations requiring the Company to accelerate its low-carbon transition ▪ IStricter green packaging regulations requiring the Company to establish a green packaging system ▪ IMarket access mechanisms in major international markets such as Europe and the United States placing greater demands on the Company's low-carbon transition	▪ Increased compliance costs ▪ Increased operating costs	▪ Own operations ▪ Downstream	Short, medium and long term	High likelihood and significant impact	▪ Promoting the replacement of conventional vehicles with new energy vehicles and hydrogen fuel cell vehicles ▪ Setting carbon emissions reduction targets and regularly monitoring progress ▪ Promoting packaging lightweighting, reduction and circularity, and carrying out outlet-based packaging recycling initiatives ▪ Maintaining ISO 14001 Environmental Management System certification

Risk type	Climate-related risks	Impact on business model and value chain (Current and anticipated)	Financial impact	Value chain	Time horizon	Likelihood and impact	Response measures (Current and anticipated)
Technology risks	▪ Transition in the energy mix and green packaging ▪ Low-carbon technologies and products	▪ The transition toward a greener energy mix is driving the Company to invest in green projects and green product R&D	▪ Increased operating costs ▪ Increased R&D investment ▪ Reduced cash flow	▪ Upstream ▪ Own operations	Short, medium and long term	High likelihood and relatively significant impact	▪ Establishing a Green Development Committee to coordinate internal resources and systematically advance green transition ▪ Promoting the replacement of conventional vehicles with new energy vehicles and hydrogen fuel cell vehicles ▪ Promoting packaging lightweighting, reduction and circularity, and carrying out outlet-based packaging recycling initiatives ▪ Developing photovoltaic projects ▪ Promoting the use of energy-efficient lighting
Market risks	▪ Changes in market supply and demand ▪ Carbon market mechanisms ▪ Reshaping of the competitive landscape	▪ Stronger preferences among downstream enterprises and individual customers for green services and products ▪ The gradual improvement of carbon market mechanisms is prompting the Company to participate in carbon trading ▪ Growing demand for green finance year by year, prompting enterprises to pursue low-carbon transition ▪ Leading enterprises in the industry are actively expanding into green and low-carbon sectors, making differentiated competitive advantages more prominent	▪ Reduced revenue ▪ Increased operating costs ▪ Increased financing costs	▪ Own operations ▪ Downstream	Short, medium and long term	High likelihood and significant impact	▪ Promoting the application of new energy vehicles and the R&D of green packaging ▪ Advancing the development of green and low-carbon parks
Reputation risks	▪ Stakeholder scrutiny and accountability demands ▪ Rating agencies	▪ High stakeholder expectations for sustainability disclosure prompting enterprises to disclose sustainability performance regularly ▪ Increasingly stringent ESG rating requirements from rating agencies compelling enterprises to strengthen ESG management	▪ Increased financing costs ▪ Increased operating costs	▪ Own operations ▪ Downstream	Short, medium and long term	Relatively high likelihood and moderate impact	▪ Disclosing sustainable development practices and performance annually and enriching forms of stakeholder communication ▪ Strengthening the routine monitoring and management of ESG performance and proactively engaging with major ESG rating agencies

Opportunity type	Climate-related opportunities	Impact on business model and value chain (Current and anticipated)	Financial impact	Value chain	Time horizon	Likelihood and impact	Response measures (Current and anticipated)
Resource efficiency	▪ Energy management ▪ More efficient transportation methods and scheduling systems ▪ Circular packaging	▪ Operating with high-efficiency, low-emission equipment can improve energy efficiency and reduce energy consumption ▪ Improving operational efficiency and increasing capacity ▪ Increasing the circularity and reusability of packaging to reduce resource consumption	▪ Reduced operating costs ▪ Increased revenue	▪ Own operations	Short, medium and long term	High likelihood and significant impact	▪ Establishing a Green Development Committee to coordinate internal resources and systematically advance green transition ▪ Promoting the use of new energy vehicles and low-energy-consumption operating equipment ▪ Advancing digital innovation initiatives to improve operational efficiency ▪ Promoting packaging lightweighting, reduction and circularity, and carrying out outlet-based packaging recycling initiatives
Energy sources	▪ Green electricity ▪ New energy vehicles ▪ Clean energy projects	▪ Replacing conventional vehicles with new energy vehicles and applying green electricity can effectively reduce fuel and energy costs and mitigate the risk of future increases in fossil fuel prices ▪ Reducing long-term energy expenditure and improving cost stability	▪ Reduced operating costs	▪ Upstream ▪ Own operations	Medium and long term	High likelihood and significant impact	▪ Promoting the replacement of conventional vehicles with new energy vehicles and hydrogen fuel cell vehicles ▪ Developing photovoltaic projects
Products and services	▪ Low-carbon products	▪ Developing low-carbon products and services helps meet the low-carbon transition requirements of downstream enterprises and individual customers, thereby creating differentiated competitive advantages	▪ Increased revenue ▪ Increased cash flow	▪ Own operations ▪ Downstream	Medium and long term	Relatively high likelihood and significant impact	▪ Promoting packaging lightweighting, reduction and circularity, and carrying out outlet-based packaging recycling initiatives ▪ Advancing the development of green, low-carbon and smart logistics
Market	▪ Overseas market expansion ▪ Carbon market ▪ Green investment and financing support	▪ Meeting the low-carbon transition requirements of major overseas markets such as Europe and the United States and expanding business ▪ Monetizing carbon assets and making active use of the carbon market to generate revenue ▪ Meeting green investment and financing preferences and reducing financing costs	▪ Increased revenue ▪ Reduced financing costs	▪ Own operations ▪ Downstream	Short, medium and long term	Higher likelihood and relatively significant impact	▪ Maintaining ISO 14001 Environmental Management System certification ▪ Proactively engaging with ESG rating agencies to improve ESG ratings and attract long-term capital

Opportunity type	Climate-related opportunities	Impact on business model and value chain (Current and anticipated)	Financial impact	Value chain	Time horizon	Likelihood and impact	Response measures (Current and anticipated)
Reputation	▪ Brand image ▪ Government and social recognition ▪ Employee engagement and talent attraction	▪ Strong ESG performance helps enterprises build a responsible brand image, reduce regulatory and institutional scrutiny, and attract talent	▪ Reduced compliance costs	▪ Own operations	Short, medium and long term	Higher likelihood and relatively significant impact	▪ Serving national strategies and building a responsible brand image
Climate resilience	▪ Energy and infrastructure optimization	▪ Digital scheduling and climate-resilient warehouse design can improve operational continuity and reduce the risks of business disruption and compensation claims	▪ Reduced operating costs	▪ Own operations	Medium and long term	High likelihood and significant impact	▪ Advancing green park development and enhancing digital innovation capabilities

● Risk management

To address and mitigate the impacts of climate-related risks and opportunities, we continuously strengthened climate risks and opportunities assessment and emergency response planning, established and improved risks and opportunities management mechanisms and processes, integrated climate-related risks and opportunities management into strategic planning and day-to-day operations, continuously optimized our risk prevention and control mechanisms and management capabilities, and enhanced climate resilience.

We have established a comprehensive process for the identification, assessment, monitoring and management of climate-related risks and opportunities, with the aim of systematically addressing the physical and transition risks and opportunities arising from climate change and thereby establishing a closed-loop climate risks and opportunities management system.



ZTO Express climate risk management process



Identification

Continuously monitoring and analyzing the latest domestic and international policies, regulations and market access mechanisms, closely following global green transition trends, and, in light of the characteristics of our own network, conducting in-depth analysis of transition risks and opportunities including market, technology, reputation and energy, as well as physical risks such as extreme weather, so as to identify key climate-related issues that may affect operations and costs.



Assessment

Carrying out materiality assessments in light of the Company's actual operations to clarify the relative urgency and importance of various issues. Through internal discussions and data analysis, identifying priority areas and key focuses, and providing a sound basis for the Company's strategic planning.



Management

For identified key issues and priority areas, fully coordinating internal and external resources, advancing the implementation of practical and feasible response measures, incorporating green operations and risk prevention and control into day-to-day operational management, and ensuring the effective implementation of strategic priorities.



Monitoring

Making full use of existing databases and operational management systems to continuously monitor key internal and external aspects in priority areas, regularly tracking the latest policy developments, and regularly collecting and compiling data such as new energy vehicle usage, photovoltaic project power generation, carbon emissions and carbon emissions intensity, thereby enabling dynamic tracking of the green transition.



Improvement

Continuously reviewing and improving climate-related risks and opportunities management, regularly reviewing key measures and their implementation effectiveness, making timely adjustments to working methods, and continuously optimizing risk control mechanisms and management capabilities in day-to-day work.

● Metrics and targets

We attach great importance to the consensus reached under the *Paris Agreement* and previous sessions of the United Nations Climate Change Conference (COP). We actively pursue the carbon peaking and carbon neutrality goals, continuously promote low-carbon transformation across the value chain, adopt sectoral-recognized and science-based decarbonization pathways, and have formulated a Group-wide greenhouse gas intensity reduction target for Scope 1 and Scope 2, aiming to reduce GHG emissions (including carbon dioxide, methane, nitrous oxide and purchased electricity) intensity per parcel by 20% by 2028. To achieve this target, we promote the use of new energy vehicles, optimize the transportation network, increase the proportion of clean energy use, and advance green packaging, thereby systematically promoting energy conservation and emissions reduction across the full logistics system. We also regularly monitor progress toward the target and conduct annual performance assessments to ensure effective delivery of the target.

Progress toward ZTO Express's GHG emissions reduction target

Indicator	Target type	Base year	Base-year data	2025 performance	2028 target (Scope 1 and Scope 2)
GHG emissions intensity (kg CO₂e/parcel)	Intensity target Gross target	2023	0.059	0.052	**20% reduction**

ZTO Express's GHG emissions progress in 2025[9]

GHG emissions		Unit	2025
Scope 1		MtCO$_2$e	1,558,444
Scope 2-location-based		MtCO$_2$e	434,298
Scope 3	Slim tape	MtCO$_2$e	3,393
	Waybills	MtCO$_2$e	79,615
	Other	MtCO$_2$e	126,993
Total GHG emissions		MtCO$_2$e	2,202,744
GHG emissions intensity			
Scope 1		kg CO$_2$e/RMB 10,000 of Revenue	317.42
Scope 2-location-based		kg CO$_2$e/RMB 10,000 of Revenue	88.45
Scope 3		kg CO$_2$e/RMB 10,000 of Revenue	42.77
GHG emissions intensity		kg CO$_2$e/RMB 10,000 of Revenue	448.64

ZTO Express's energy use progress in 2025[10]

Energy consumption	Unit	2025
Diesel	metric tons	454,908
Natural gas (office premises)	10,000 cubic meters	123
Natural gas (LNG vehicles)	kg	31,110,620
Purchased electricity	MWh	818,504
Comprehensive energy consumption	MWh	6,753,255
Direct energy consumption	MWh	5,851,541
Indirect energy consumption	MWh	901,714
Renewable energy consumption	MWh	83,210
Non-renewable energy consumption	MWh	6,670,045
Direct energy consumption intensity	MWh/RMB 10,000 of Revenue	1.19
Indirect energy consumption intensity	MWh/RMB 10,000 of Revenue	1.84
Comprehensive energy consumption intensity	MWh/RMB 10,000 of Revenue	1.38

9 GHG emissions were calculated with reference to *the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (2004)* ,the *2006 IPCC Guidelines for National Greenhouse Gas Inventories* and the *Guidelines for Accounting Methods and Reporting of GHG emissions for Enterprises in Other Industrial Sectors* (Trial) issued by the National Development and Reform Commission of the People's Republic of China. The electricity conversion factor (the 2023 national average carbon dioxide emission factor for electricity of 0.5306 kgCO2e/kWh) was referenced from the *Announcement on the Release of 2023 Electricity Carbon Dioxide Emission Factors* issued by the Ministry of Ecology and Environment of the People's Republic of China. As these factors are widely adopted internationally, they are scientifically robust and comparable, helping enhance the transparency and credibility of information disclosure.

10 Energy consumption was calculated with reference to the national standard of the People's Republic of China *GB/T 2589-2020 General Rules for Calculation of Comprehensive Energy Consumption*.To improve the completeness and accuracy of energy data, during the Reporting Period, we incorporated photovoltaic power generation into the statistical scope of comprehensive energy consumption in accordance with *GB/T 45482-2025 General Rules for Confirmation and Accounting of Comprehensive Energy Consumption of Enterprises*. On this basis, the total comprehensive energy consumption and total indirect energy consumption disclosed in this Report include renewable energy consumption, which differs from the statistical scope used in previous years. The Company will maintain the consistency and continuity of this statistical scope in subsequent reporting periods to ensure data comparability.

Low-carbon logistics

ZTO Express remains committed to integrating the philosophy of green and low-carbon development throughout the entire logistics and transportation chain. We systematically advanced the coordinated upgrading of green pickup, green sortation, green transportation and green last-mile delivery, building a full-process green logistics system covering pickup, sortation, transportation and delivery. We continuously optimized the energy mix and resource utilization efficiency of each link, promoting the transformation of express delivery services toward lower energy consumption, lower emissions and higher efficiency.

• Green pickup

As the "first mile" of express delivery services, pickup is a critical touchpoint connecting customers with the logistics network and an important starting point for green transformation. ZTO Express brings environmental protection concepts into the pickup process by promoting electronic waybills, slim tape and green packaging, thereby reducing resource consumption and the generation of single-use waste. By leveraging intelligent terminals and digital dispatch systems, we improved pickup efficiency, reduced empty runs and repeated trips, thereby improving both service convenience and environmental performance.


Slim tape
While maintaining sealing integrity and functional performance, we have implemented narrow-width adhesive tape across our nationwide network, effectively reducing resource consumption by addressing over-packaging.


Waybill optimization
We have accelerated the upgrade of waybills from traditional five-part waybills to single-sheet electronic waybills, significantly reducing paper consumption and environmental impact.


Green packaging
Centered on three major directions—packaging reduction, the use of biodegradable materials, and recycling and reuse of packaging materials—we systematically enhance the resource efficiency and circularity of our express packaging materials.

• Green sortation

As a pivotal node in the express delivery network, the sorting process is a key link for energy consumption and carbon emissions across the entire logistics chain. ZTO Express has deeply integrated green and low-carbon transformation into the whole process of planning, construction and operation of sorting hubs. By promoting green infrastructure upgrades, application of energy-saving technologies, development of clean energy projects, and intelligent management, we continuously optimized resource utilization efficiency at the sorting process, reduced environmental impacts, and built an efficient, intelligent and sustainable modern logistics hub system.


Key performance

Annual photovoltaic power generation of approximately **130** million kWh, annual electricity cost savings of approximately RMB **27** million, and carbon dioxide emissions reduction of approximately **44,000** metric tons



Planning and design: We fully consider project-specific conditions, optimize the energy system structure, set energy-saving targets for each development stage, utilize natural energy and renewable energy according to local conditions, and adopt an integrated approach combining passive and active energy-saving technologies.

Energy utilization: During the Reporting Period, 22 new photovoltaic power stations were put into operation, bringing the cumulative number of power-generating projects to 60, with a total installed capacity of 140 MW and annual power generation of approximately 130 million kWh, saving approximately RMB 27 million in electricity costs and reducing carbon dioxide emissions by approximately 44,000 metric tons. In addition, we adopted energy-efficient lighting fixtures in compliance with the current national standard, i.e., *Standard for Lighting Design of Buildings*, and implemented energy-saving control measures such as zoning, timed control and sensor control for lighting systems in corridors, lobbies and public spaces.

Water resources utilization: Fully understanding and analyzing local municipal water supply and drainage conditions, water resource status and climatic characteristics, formulating water utilization plans, and improving the efficiency of water recycling and reuse. We used water-saving technologies and equipment, adopted effective leakage prevention measures in water distribution network design, and rationally designed zoned pressure for water systems. We also used sanitary fixtures with higher water-efficiency ratings, adopted water-saving irrigation systems for landscaping, and collected and stored rooftop rainwater for reuse.

Sichuan Zigong ZTO installing green photovoltaic power generation facilities

In June 2025, the Zigong Sorting Hub of Sichuan ZTO installed 10,000 photovoltaic panels on the rooftops of five sorting facility buildings, with a total capacity of 5.8 MW. This marked the first use of photovoltaic power generation in Zigong's postal and express delivery industry. Preliminary estimates indicate that the project can generate at least 2 million kWh of electricity annually and save RMB 20,000 to RMB 30,000 in electricity costs per month. This not only reduced the Company's operating costs and improved economic efficiency, but also reduced GHG emissions such as carbon dioxide, making a positive contribution to climate change response.



Green transportation

ZTO Express continued to advance transport structure optimization, clean energy transition and operational intelligence. Through a combination of measures, including large-scale deployment of new energy vehicles, optimization of the transportation network and route planning, and active exploration of green fuels and intelligent dispatch technologies, we accelerated the development of a low-carbon and highly efficient green transportation system.

We continuously optimized fleet composition, strictly phased out and decommissioned non-compliant vehicles in accordance with national standards, and gradually increased the number of LNG vehicles. As of the Reporting Period, the Company had over 1,800 high-efficiency, energy-saving vehicles meeting China VI emission standards, with over 900 newly added during the year; among these, LNG vehicles accounted for over 700 units, including over 600 newly added during the year. Leveraging our intelligent dispatch system, we used data modeling and route simulation to identify inefficient routes and provide optimization recommendations, achieving both cost reduction and efficiency improvement while enabling data-driven green transportation. This resulted in an annual reduction of approximately 4.6 million liters of fuel consumption. At the same time, we implemented a fuel-saving incentive mechanism with accountability assigned to individual drivers. Drivers with lower fuel consumption are rewarded, while those exceeding targets bear corresponding responsibility, leading to a further reduction of nearly 4 million liters in frontline transportation fuel consumption.



ZTO reaching a strategic cooperation with Shanxi Meijin Energy to jointly promote green transformation in the express logistics sector

In April 2025, ZTO and Shanxi Meijin Energy Co., Ltd. ("Meijin Energy") held a strategic cooperation signing ceremony at ZTO headquarters. The two parties will carry out strategic cooperation in areas such as the promotion of hydrogen fuel cell vehicles, the development of a green logistics system, and the integration of the hydrogen energy industry chain. Focusing on the strategic upgrading of clean-energy transport capacity, ZTO and Meijin Energy will develop full-chain zero-carbon logistics solutions, jointly establish an innovation center for multimodal hydrogen energy applications and a smart digital hydrogen ecosystem platform, and build in-depth cooperation mechanisms around key scenarios such as last-mile express delivery, line-haul transportation, warehouse management optimization and full-process cold chain monitoring, so as to jointly foster a green logistics industry ecosystem.



战略合作协议签约仪式

Green last-mile delivery

In 2025, ZTO continued to advance the development of a green last-mile delivery system. Through multidimensional measures such as large-scale application of new energy vehicles, efficient deployment of smart parcel lockers, promotion of reusable packaging, development of low-carbon unmanned delivery capabilities at last-mile service outlets, and intelligent dispatch, we continuously reduced the carbon footprint of parcels, improved task matching and route efficiency for unmanned vehicles, reduced empty runs and repeated deliveries, and enhanced resource utilization efficiency.



Empowering the green last-mile delivery chain

ZTO has built the largest unmanned delivery fleet in the industry, extending digital capabilities across the full process of pickup, sortation, transportation and delivery. Through a smart route planning system, delivery routes are dynamically optimized. Combined with 24-hour operations, last-mile delivery efficiency has improved significantly, creating an efficient and stable low-carbon last-mile delivery network and substantially reducing the carbon footprint per parcel at the delivery stage.

As of the end of 2025, more than 3,400 ZTO unmanned delivery vehicles were transporting more than 8.2 million parcels every day in over 268 cities, with cumulative operating mileage exceeding 36 million kilometers.

In 2025, ZTO Express's "Unmanned Vehicle Last-mile Delivery Project" was successfully named an "Outstanding Green Logistics Case of 2025" by China Transport News.





荣誉证书

中通快递无人车末端配送项目：
入选第二届绿色物流优秀案例（载运工具类）
特发此证，以资鼓励。

项目建设/运营单位：中通快递股份有限公司

中国交通报社有限公司
2025年11月28日

Green packaging

ZTO Express has always adhered to the philosophy of making express packaging leaner and greener. To this end, we formulated the *ZTO Mail and Express Management Measures* and the *ZTO Express Parcel Packaging Operating Standards*, and joined hands with upstream and downstream partners to foster a new green logistics ecosystem through packaging reduction, platform-driven initiatives, the promotion of reusable packaging, the recycling and disposal of express packaging, enhanced packaging oversight, and themed awareness campaigns.

Packaging design and manufacturing

Self-developed recommended packaging material matching function: Based on order information, the system recommends appropriately sized cartons to avoid oversized packaging for small goods. At present, after the upgrade of the warehousing system, the intelligent packaging material recommendation function has achieved an accuracy rate of over 90%, and total packaging material consumption can be reduced by approximately 20%. It has been promoted and applied in nearly 300 warehouses nationwide.

Simplifying packing methods to save consumables: Simplified taping methods such as the "I-shaped" and "cross-shaped" methods were adopted.

Using lightweight packaging materials to reduce pollution: Packaging boxes using slim tape of 45 mm or less and three-ply corrugated cartons were adopted, reducing overall packaging material use by 30%.

Promoting original packaging shipment: For eligible products, original-packaging shipment with shipping labels affixed directly to the original package was implemented, eliminating secondary packaging.

Developing and launching dual-life cartons: For certain products with high return and exchange frequency, ZTO Express developed and launched dual-life cartons. The top of the carton is equipped with two water-activated sealing strips, which can be reused repeatedly after being moistened. The cartons are 100% recyclable.

Packaging recycling

"Express packaging recycling stations" has been established across major last-mile service outlets nationwide to facilitate carton recycling initiatives, with eco-incentives provided to users. Shipments from the consumer-facing points-based mall fully adopted Ecobondix technology-based recyclable materials, contributing to the development of low-carbon, reusable packaging solutions. This represents a 50.47% reduction in carbon emissions per unit of packaging compared with conventional single-use express cartons.

Full life cycle management of packaging

The environmentally friendly box management system was launched, establishing full-process management and tracking mechanisms for reusable eco-boxes, and large-scale deployment of reusable eco-boxes was achieved in the Inner Mongolia region, promoting packaging reduction and turnaround reuse. In addition, in response to the loss of reusable bags at outlets, headquarters established a dedicated task force to provide guidance solutions and issued usage requirements.

Last-mile outlet management

Outlets are required, when procuring express packaging on their own, to ensure that suppliers provide testing reports issued by authoritative testing institutions to prove that packaging materials comply with the new standards on limits for heavy metals and specific substances. Meanwhile, handling measures for violations of the new requirements were issued to ensure packaging safety and compliance.

Supervision and monitoring

We proactively took the lead in coordinating teams and partners across Shaanxi, Tianjin, Jilin, Dongguan, Tibet, and the Beijing-Tianjin-Hebei region to comprehensively launch preparatory work for packaging material testing, concentrating efforts on refining testing standards, sorting out testing procedures, and finalizing implementation plans.

Awareness promotion

We carried out dedicated training on laws and regulations related to express packaging. In line with the requirements set out in the mandatory standard *Requirements of Restricting Excessive Packaging in Express Delivery*, we revised the *ZTO Express Parcel Packaging Operating Standards (2025 Revision)*, developed training courses on express parcel packaging, and organized network-wide online training on restricting excessive packaging for express delivery.

 **Key performance**

By the end of 2025, ZTO Express had cumulatively deployed **60.19** million reusable bags, and the utilization rate of reusable bags at centers reached **100%**

By the end of 2025, a cumulative total of **26** online and offline training sessions had been carried out on topics including green packaging, reusable packaging, harmless packaging, and the promotion of new energy vehicles, with total attendance exceeding **10,000**.

A total of **127,000** corrugated cartons in good condition were recovered for reuse, and **2,493** recycling pickup points were established, including in Heze, Shandong Province; Hangzhou and Yiwu, Zhejiang Province; and Jing'an District, Shanghai.

 **Shanghai outlet recognized as a "Zero-waste City Cell"**

The Jing'an Second Outlet of Shanghai ZTO was successfully selected for the 2025 municipal-level list of typical "Zero-waste City Cell" cases. As an industry benchmark for "zero waste," the outlet established a full-chain green operating system by expanding its packaging recycling zone, achieving 100% coverage of biodegradable bags and reusable boxes, a carton recycling rate of 92%, and a reuse rate above 80%. At the same time, through a "training + evaluation" approach, the outlet strengthened employees' environmental awareness and voluntarily guided more than 20,000 customer participations in green delivery services.



Driving InnovationEngines, Elevating Customer Service

ZTO Express remains steadfast in positioning technological innovation as the core driving force for improving service quality. Through the deep application of digital technologies and the continuous enhancement of its intellectual property system, we have steadily consolidated the foundation for innovation and are committed to providing customers with a safe, efficient and satisfactory delivery experience.

Issues we focus on

- Product and service innovation
- Customer service
- Delivery safety
- Stakeholder governance

Our actions

- Driving full-chain upgrading through digital intelligence
- Improving the intellectual property protection system and strengthening the transformation and control of innovative achievements
- Implementing a tiered and segmented service strategy and providing customized logistics and fulfillment solutions
- Strengthening the bottom line of delivery safety
- Upgrading customer service systems and mechanisms

Relevant SDGs











8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
17 PARTNERSHIPS FOR THE GOALS

ZTO 中通快递
ZTO EXPRESS


Consolidating the foundation for innovation

ZTO Express has always regarded digitalization and intelligentization as the core engine for the Company's high-quality development. We continued to increase R&D investment, deepen the application of AI and big data across all business scenarios, and build a full-link digital and intelligent system covering pickup, sortation, transportation, and last-mile delivery, effectively improving operational efficiency and reducing logistics costs.

• Digital and intelligent innovation

Innovation mechanism

We continuously improved our innovation mechanism and optimized resource allocation. We established the Innovation Engineering R&D Department to take the lead in innovation initiatives related to AI, large models and machine vision. The Basic Platform Department is responsible for the systematic application of relevant technologies, designing supporting processes, and transforming mature technologies into tools for use by various product, technology and R&D teams. In terms of innovation and R&D, we are actively advancing the application for the State Post Bureau's Artificial Intelligence Technology R&D Center, organizing innovation challenge competitions for large-model applications, and actively selecting high-quality outcomes suitable for implementation and wider promotion.



Smart pickup

Standardized management of pickup equipment: To improve pickup efficiency, we implemented standardized management of frontline pickup equipment. The performance of newly approved equipment improved to up to 304% compared with existing equipment, and the entire process of configuration evaluation and trial verification was moved online.

Efficient direct connection of customer information: We launched the Express Delivery Butler, integrating one-stop services such as shipment order placement, logistics tracking, parcel management, and timeliness inquiry, thereby building an efficient and direct communication bridge between customers and outlets. Additionally, the system actively helps outlets and customer service departments accurately understand customers' shipping status, timeliness requirements and service quality feedback, promptly reminds customers of changes in information and industry pricing, and effectively supports the refined maintenance of customer relationships.

Breakthroughs in AI and forecasting technologies: Shipment volume forecast accuracy reached 96%, and weight forecast accuracy reached 85%, enabling the scheduling assistant to conduct intelligent shift scheduling, advance planning and timely intervention, thereby ensuring optimal operations.

Smart sortation

Automated sorting cluster: We continued to advance automation at sorting hubs, with 781 sets of automated sorting equipment were in service during the year. Through governance of abnormal parcels and mis-sorted parcels, daily manual secondary sorting was reduced by an average of 285,000 parcels. At the newly completed Northern Headquarters, an innovative vertical sorting flow layout was adopted, enabling one-way flow from "parcel arrival – sorting – dispatch," with sorting efficiency reaching 80,000 parcels per hour and a sorting error rate as low as one in ten thousand.

Full-chain traceability and digital twin: We built a full-chain traceability system for operational sites. By deeply integrating sorting and scanning data, conveyor line monitoring and loading bay information, the system enables "second-level retrieval of full-chain video by way-bill number," significantly improving the efficiency of evidence collection and handling for problem parcels. We developed a 3D site visualization system, or digital twin, to replicate the operating site at a 1:1 scale. Combined with AI algorithms, the system enables real-time monitoring and early warning of equipment failures and operational anomalies, marking a shift from "site management by people" to "site management driven by data."

Energy efficiency management and cost control: We launched the Center 360 operating platform, providing full-chain quality monitoring and cost analysis tools, and enabling intelligent energy conservation and consumption reduction through equipment connectivity technology.

Refined workgroup management: In 2025, the Company rolled out the "Digital Shift Scheduling and Position Assignment for Frontline Operators" project across the entire network, building a digital foundation covering 23 job categories and 41,000 data points. By launching the "Steady-State Scheduling" intelligent tool, shift schedules are automatically generated based on forecast parcel volumes, increasing the automation rate of routine scheduling to over 90% and achieving 100% digital implementation of employee performance appraisals, fundamentally transforming the traditional labour assignment model.

Smart transportation

Intelligent dispatch and route optimization: We fully upgraded the scheduling assistant to support plan creation and automatic approval across all scenarios, including regular runs, overtime runs and temporary logistics vehicles. By deeply integrating the routing system with the sorting system, we achieved full coverage of real-time dynamic routing. AI algorithms combined with Amap data are used to recommend optimal routes, avoid detours, and significantly improve the accuracy of timeliness prediction.


Smart delivery

Direct sorting and direct delivery: We built a Direct Sorting and Direct Delivery planning system to provide path and resource planning capabilities for micro-scenarios from outlets to stations or service zones. By reducing secondary sorting and intermediate handling, delivery timeliness and labour efficiency were significantly improved.

Empowering couriers: By integrating AI customer service, large models and visual recognition technologies, the system enables intelligent aggregation and handling of similar orders as well as automated outbound call notifications. It can also differentiate dialing strategies based on delivery scenarios, significantly reducing repetitive operations for couriers. In addition, we enhanced Zhangzhongtong, the dedicated app for couriers' pickup and delivery operations, by introducing modules such as timeliness alerts and intelligent route planning for pickup and delivery. These upgrades provide data-driven support for courier operations and further enhance last-mile fulfillment efficiency.

Smart last-mile delivery

Large-scale operation of unmanned vehicles: Relying on the self-developed ZTO Intelligent Unmanned Vehicle Operation Management Platform, we have realized real-time right-of-way management, intelligent route planning, and battery status monitoring for vehicles nationwide. This has not only addressed the problems of high delivery costs and labour shortages in urban last-mile delivery, but also opened up the "last mile" for express delivery into villages in rural areas, helping agricultural products reach broader markets efficiently.

Unmanned stations enhancing last-mile delivery capabilities: Our Tuxi unmanned last-mile posts have been upgraded to Version 3.0. The intelligent sound-and-light guidance system has improved efficiency by 30 times, enabling parcel location in seconds. The system can also provide remote video assistance to address customer service gaps in unmanned stores, and realize interconnection among access control, surveillance and smart shelving equipment. During the Reporting Period, approximately 18 million parcel locker compartments were deployed and activated.

• Intellectual property protection

ZTO Express strictly complies with relevant laws and regulations, including the *Trademark Law of the People's Republic of China*, the *Copyright Law of the People's Republic of China*, and the *Patent Law of the People's Republic of China*. Internally, we implement the *Intellectual Property Management System*, which clarifies the establishment of the intellectual property management organization and its division of responsibilities, optimizes application procedures and reward rules, and sets out requirements for the maintenance, management and protection of intellectual property, thereby establishing a sound intellectual property protection system.

We attach great importance to the commercialization and protection of innovative achievements. Through measures such as independent payment of patent annuities and optimization of low-value patents, we have effectively controlled costs while ensuring reserves of core technologies. The Company has also established a normalized incentive mechanism that has effectively stimulated employees' innovation vitality. During the Reporting Period, we achieved remarkable results in intellectual property creation. In 2025, the Company obtained authorization for 26 patents, registered 15 software copyrights, and added 113 trademarks.

Serving customers with dedication

We always place customer service at the core of corporate development, continuously optimize the service network, improve operational efficiency, and strengthen technology enablement. We are committed to providing customers with safer, more efficient and more convenient express delivery service experiences, promoting the deep integration of service quality and sustainable development, and leading the industry toward high-quality, high-value service transformation.

• Customized Customer Needs

ZTO strictly complies with relevant laws and regulations, including the *Advertising Law of the People's Republic of China* and the *Trademark Law of the People's Republic of China*. The company has established a series of internal management systems, such as the *ZTO Express Brand Authorisation Management Regulations*, the *ZTO Express Brand Management Measures*, the *ZTO Express Brand Crisis Management Measures*, and the *ZTO Express Trademark Management Measures*. These measures form a comprehensive management system covering the entire process, from the review of marketing content and the standardisation of product branding to the protection of consumer rights, thereby effectively safeguarding a fair market order and the legitimate rights and interests of clients and consumers.

Enterprise side: Customized solutions

In response to the increasingly complex supply chain needs of enterprise customers, we formulated a "Comprehensive Logistics Ecosystem" strategy, transforming from a single express delivery service provider into an integrated service provider covering warehousing and distribution, reverse logistics, freight and cold chain services. We established a service architecture of "front-end customer operations + middle-platform data support," and are committed to providing brand customers with end-to-end customized logistics solutions. During the Reporting Period, the Company acquired 37 enterprise clients, with services covering comprehensive logistics scenarios including cloud warehousing, freight, and integrated warehousing and distribution.

We have rolled out deeply tailored services across multiple vertical sectors:

◆ For appliance customers with "old-for-new" delivery needs, we developed dedicated waybills and reminder functions in Zhangzhongtong App to ensure that couriers can accurately deliver new appliances while collecting old ones, thereby enabling closed-loop management of both forward and reverse logistics.

◆ To respond to the highly volatile demand of live-streaming e-commerce, the Luohu outlet in Shenzhen introduced integrated warehousing and distribution logistics services. Through flexible nighttime pickup and customized reinforced packaging, the solution helped merchants increase sales by nearly 200%.

◆ Through the "direct link for small and micro merchants" model, we directly served more than 7,000 small and micro merchants, contributing more than 7,500 direct-link orders per day on average. This model addressed key logistics pain points for small and micro merchants, including limited pricing power and unstable service, while lowering operating barriers and easing cash-flow pressure.

◆ In settlement services, our electronic signature platform and online reconciliation system significantly shortened contract signing cycles and improved the transparency of fund flows, greatly enhancing business coordination efficiency for corporate customers.


Platform side: Differentiated service experience

We are continually enhancing the quality of our products and services. Based on a competitive strategy of "tiered services and catagorized products," we are focusing on strengthening our ability to deliver on 'door-to-door delivery' and differentiated services. Through system interconnection with mainstream e-commerce platforms, we enabled the "ZTO Haokuai" delivery services to better meet users' personalized delivery needs, including door-to-door delivery, and promised compensation for failure to deliver to the door, thereby reshaping standards for last-mile service. To improve fulfillment quality, the Company launched the "Fulfillment Quality Supervision System 2.0." Through technical measures such as voice quality inspection, route authenticity verification and photo proof of delivery, the system focuses on safeguarding the authenticity and quality of door-to-door delivery services.

 **Dedicated delivery solution for Yangcheng Lake hairy crabs**

In response to the delivery needs of fresh and live products, we launched a dedicated hairy crab delivery solution combining "air transport + cold chain." We established multiple pickup points and mobile cold chain vehicles in the Yangcheng Lake production area, and added multiple air routes during transportation. To ensure service quality, the Company promised "door-to-door delivery for every order and live inspection upon box opening," and introduced a guaranteed compensation service for delays. This project achieved next-day delivery to 200 cities nationwide and same-day delivery to major cities in Jiangsu, Zhejiang and Shanghai. It also marked the first paid live-inspection service launched in the industry, significantly improving customer satisfaction in the mid- to high-end market.

• Delivery safety

We strictly comply with laws and regulations such as the *Postal Law of the People's Republic of China*, the *Measures for the Supervision and Administration of Safety of the Postal Industry*, and the *Operational Regulations for Work Safety of Express Delivery*. We actively implemented the "three systems" of real-name information for delivery, open box inspection, and machine security checks. In 2025, the pass rate for training and assessment on the three systems across the entire network reached 100%.

Full-process control of prohibited items

Focusing on the screening of prohibited items in the delivery process, we have built a full-chain prohibited item control mechanism from three dimensions: front-end courier communication and awareness raising, mid-end center security screening, and back-end review of hidden risks.



Front-end courier control

Communication and training: Through a combination of online and offline methods, we carried out training on prohibited item identification and delivery compliance. Special training was also organized in light of seasonal factors and policy requirements, such as controls on fireworks and firecrackers at year-end and controls on batteries during high-temperature seasons, so as to enhance couriers' ability to identify prohibited items.

Inspections and undercover checks: Inspection teams are formed on an irregular basis to conduct inspections and undercover checks on prohibited item delivery in key areas, strengthening couriers' safety awareness and preventing delivery risks at the source.

Information technology support: We developed a one-click reporting system for couriers, enabling them to report suspicious prohibited items for testing and assessment by dedicated personnel, so as to determine whether the items can be accepted for delivery. We also established consultation platforms such as the BaoHe Robot and Ask Xiaotong, through which couriers can consult in real time on the compliance of parcel pickup and promptly resolve questions related to delivery acceptance.



Mid-end center control

Hardware upgrades: We have implemented intelligent security inspection machines and AI recognition systems to enhance the efficiency and accuracy of prohibited item detection, while minimizing the risk of omissions in manual screening.

Personnel development: We introduced a certification-based system for security inspectors, enhancing their professional skills through assessments, ensuring timely identification and screening of prohibited items.



Process and back-end control

Dynamic early warning: A prohibited item alert and early warning function has been integrated into our delivery systems. During parcel pickup, the system triggers real-time alerts to couriers. In the event of non-compliant items, the system immediately notifies the outlet manager, effectively preventing prohibited goods from entering the logistics network.

Market research: We regularly conduct field visits and research within the delivery market to stay informed on emerging forms and circulation patterns of various prohibited items, optimize control measures, and enhance the underlying database.

Case review: Typical cases of prohibited item delivery violations are incorporated into training programs, reinforcing awareness of potential risks among all employees.


Special measures and targets for delivery safety



Security assurance for major events

For major events such as the Two Sessions and Military Parades, we established a national safe-delivery support task force to ensure coordination between headquarters and provincial regions. Security inspection personnel are deployed as needed to support key areas, and a mandatory "secondary security screening" system is implemented for express parcels heading to critical destinations, ensuring that every parcel is thoroughly checked, with the aim of mitigating delivery safety risks.



Seasonal and policy-based control

The focus of postal route and delivery safety control is adjusted in line with seasonal factors and policy requirements. For example, delivery safety control is strengthened during the Two Sessions, while controls on flammable and explosive items, such as chemicals and second-hand batteries, are strengthened during summer, so as to ensure compliance in postal routes and delivery operations and prevent safety incidents caused by prohibited items.

Strengthening the anti-fraud security line

In response to increasingly severe telecommunications fraud risks, ZTO officially established the Anti-fraud Leading Group in May 2025, defining a governance approach that shifts from "post-incident handling" to "pre-incident prevention." Through big data analysis of abnormal logistics information, the Company established a rapid interception and fund-freezing mechanism for fraud-related parcels. In December 2025, the Company organized a special anti-fraud training session and invited police experts to provide in-depth analysis of fraud methods, covering more than 1,800 employees, with the aim of effectively safeguarding users' parcel security and property security.

• Customer experience

ZTO Express strictly complies with the *Law of the People's Republic of China on the Protection of Consumer Rights and Interests* and has established a sound *Customer Service Management System*. To improve customer communication efficiency, we established a management system featuring "omni-channel access, tiered handling, and intelligent closed-loop management," integrating service channels such as the 95311 hotline, online customer service and mini programs. We also established an agile response mechanism featuring "early warning in advance, direct control by headquarters, and coordinated traceability," achieving a shift from "passive complaint handling" to "proactive risk governance." We also provide differentiated services based on customer needs and product attributes, delivering standardized services for ordinary customers, customized and personalized services for platform customers, and "priority acceptance, rapid circulation and efficient resolution" for special customer groups and customers in urgent business scenarios. In addition, ZTO's customer service system has fully introduced large-model technology. Intelligent customer service can handle abnormal cases such as shipment interception and address changes on a 7×24 basis without interruption, and is already capable of handling 80% of common requests, with a success rate of as high as 99%.

We established a regular merchant and consumer satisfaction monitoring mechanism and conduct daily reviews of customer complaint data. For abnormal complaints and appeals, we implement the principle of "immediate intervention by headquarters customer service", directly coordinating with provincial regions to conduct root cause analysis and rectification. In 2025, we continued to optimize our service management mechanism, focusing on the implementation of a differentiated and tiered service model and continuously improving overall service quality. A total of 521,799 product- and service-related complaints[11] were accepted, and the customer complaint rate per 10,000 parcels was 0.135[12].In addition, according to rankings released by the State Post Bureau, ZTO has ranked among the top two in the industry in on-time delivery rate for 7 consecutive years.

In addition, we routinely conduct customer satisfaction surveys and proactively invite customers to provide feedback after service completion. Relying on real-time feedback, we deepen communication and interaction between customers and the Company, accurately identify customer needs, and continuously optimize the service experience. In 2025, supported by a survey system covering 34 provinces, autonomous regions and municipalities across China, we established an omni-channel customer feedback mechanism. Based on more than 4.29 million data points from real service interaction surveys, we not only precisely met customer needs, but also proactively anticipated service trends, continuously optimized service processes, improved service quality, and drove ongoing service upgrades with customer satisfaction at the core.

Customer satisfaction data[13]		
Customer satisfaction (past four years)	2022	95.44%
	2023	96.03%
	2024	96.93%
	2025	97.36%
2025 Customer satisfaction target		97%

11 Data Source: Number of accepted product- and service-related complaints from the State Post Bureau's Complaint Service Platform.

12 (1) The customer complaint rate per 10,000 parcels = (Accepted product- and service-related complaints / Parcel volume) × 10,000; (2) Scope Explanation: The accepted complaint data for 2025 is sourced from the State Post Bureau's Complaint Service Platform, while the data for 2024 is based on internal statistics. Due to differences in data sources, statistical scopes, and collection methodologies, the data for 2025 and 2024 are not directly comparable.

13 During the current year, the statistical criteria for customer satisfaction were optimized, and historical data for 2022 to 2024 were retrospectively adjusted according to the new criteria. The current statistical criteria are based on satisfaction evaluations initiated through the internal customer service system to users who actually used the Company's services, with broader customer coverage and more diverse customer types.



爱心直通车
来凉快一夏
中通百城送清凉
Occupational health and safety training

Deepening Talent Development, Safeguarding Workplace Well-being

ZTO Express remains steadfast in safeguarding employee rights and interests. We are dedicated to fostering a diverse and inclusive workplace culture, empowering employees to enhance their capabilities, and refining our occupational health and safety measures. By implementing a wide range of incentive and care initiatives, we holistically promote employee growth and development, striving to create long-term value for every member of our team.

Issues we focus on

- Employee rights and benefits
- Diversity and inclusion
- Occupational health and safety
- Employee training and development
- Stakeholder governance

Our actions

- Improving human rights protection mechanisms and safeguarding employee rights and interests
- Enhancing workplace safety
- Implementing diversified talent development programs and providing comprehensive career development support
- Creating a fair, safe, inclusive and positive workplace environment

Relevant SDGs

















1 NO POVERTY
2 ZERO HUNGER
3 GOOD HEALTH AND WELL-BEING
4 QUALITY EDUCATION
5 GENDER EQUALITY
8 DECENT WORK AND ECONOMIC GROWTH
10 REDUCED INEQUALITIES

Safeguarding employee rights and interests

ZTO Express has always regarded talent as a key engine driving sustainable development. We strictly comply with national laws and regulations, fully protect the lawful rights and interests of employees, steadily advance diversified care initiatives and welfare system development, and strive to create a respectful, inclusive and cohesive working environment.

● Human rights protection

Human rights policy

We strictly follow international labour standards such as the *Constitution of the International Labour Organization*, the *Discrimination (Employment and Occupation) Convention*, the *Abolition of Forced Labour Convention*, the *Equal Remuneration Convention*, the *Minimum Age Convention*, and the *Worst Forms of Child Labour Convention*. We conscientiously implement the *Labour Law of the People's Republic of China*, the *Company Law of the People's Republic of China*, and relevant laws and regulations in all places where we operate. We continuously optimize our internal human rights management system, explicitly prohibiting human trafficking, forced labour, child labour, and any form of violence or harassment, so as to effectively safeguard employees' basic rights and workplace dignity. We maintain zero tolerance for any form of discrimination or harassment. *The Human Rights Protection Policy* clearly sets out the relevant penalty mechanisms and handling procedures. For conduct that disrupts team order, such as threats of violence or harassment, corrective communication or corresponding disciplinary action is taken depending on the severity of the case. We incorporate anti-discrimination, anti-harassment and human rights protection into routine employee training to enhance awareness across the workforce and effectively protect employees' lawful rights and interests. To effectively prevent and promptly detect misconduct, the Company has established 24-hour, multilingual anonymous reporting channels, including a dedicated email address and telephone hotline, and strictly protects whistleblower privacy. For reports received, the Company promptly compiles and publicly discloses the number of reports, the types of violations involved and the handling results, and proactively accepts both internal and external oversight.

Working hours management

We clearly define working hours policies in the *Collective Agreement* and the *Employee Relations Handbook*, stipulating working hours, setting standard working hours and core attendance hours, fully safeguarding employees' rights to reasonable rest and various types of leave, and strictly regulating overtime and compensatory leave procedures.

Human rights assessment

We consistently pay close attention to the human rights practices of suppliers and partners and actively promote alignment between both parties in this area. Our cooperation policies clearly require all parties to comply with the Company's human rights standards. Through strengthened communication and management, we promote the establishment of a safe, fair and respectful workplace environment. To this end, we have established a normalized human rights assessment mechanism and regularly conduct comprehensive assessments of internal employees and key suppliers to accurately identify potential human rights risks. During the Reporting Period, no human rights violations occurred, nor were there any major labour disputes.

Democratic management

We fully respect and safeguard employees' lawful rights, including freedom of association and collective bargaining. We established the Group Federation of Trade Union and initially built a three-tier organizational coverage system of "Group – region – outlet," providing the necessary communication and coordination procedures and channels to ensure that association activities are compliant and orderly. Focusing on issues of greatest concern to employees, such as income protection, employment compliance, occupational health and democratic participation, we continuously improved the closed-loop mechanism for collecting employee opinions, conducting democratic consultation and providing feedback, thereby promoting the effective transformation of employee demands into institutional arrangements. We successfully signed a series of important documents, including the *Special Collective Agreement on the Protection of Women's Rights and Interests* and the *Special Collective Agreement on Wages*.



Key performance

As of the end of the Reporting Period,

All management centers throughout the network have established trade unions, with a total of **79** union organizations (an increase of **7** compared to last year).The employee union membership rate in the directly operated system remained dynamically stable at **95%**;

Headquarters employee satisfaction reached **94%**, with a survey participation rate of **77.6%**[14]

 **Network-wide labour rules consultation meeting**

In 2025, ZTO Express organized a network-wide labour rules consultation meeting at headquarters, inviting frontline courier representatives to participate in equal consultation. Focusing on core issues such as transparency in income settlement, compensation optimization, direct transfer of delivery fees, occupational health, and democratic participation, the Company jointly signed a network-wide labour rules agreement. At the same time, it improved supporting mechanisms including compensation protection, complaint feedback and advance payment of funds. Through implementation measures such as trade union participation, monthly consultation and information disclosure, the consultation outcomes were effectively translated into tangible protections of employee



rights and interests, helping to build stable, fair and sustainable labour relations. More than 300 consultation meeting on have been held across the network, covering over 6,000 participants.

● Recruitment and employment

We strictly comply with the laws and regulations of all locations where we operate, and consistently uphold the principles of legality, compliance, fairness and impartiality in recruitment and employment management. We explicitly prohibit discrimination on the basis of gender, age, nationality, race, religious belief, family status, health condition and other factors. We adhere to the principle of voluntary employment throughout the recruitment process and actively practice the concepts of diversity and inclusion in talent selection, ensuring equal employment opportunities for all applicants and effectively safeguarding workers' right to freely choose their occupation.

14 The company, building on the fundamentals of management, conducts a company-wide satisfaction survey to systematically assess employees' overall experience. The coverage rate is calculated by dividing the total number of valid responses by the total number of questionnaires distributed.

Labour relations management

The Company regulates Labour contract execution, probation period management and termination procedures in accordance with the law. It has also established a recruitment and management mechanism for short-term workers, conducts strict background checks on candidates, and strengthens the dynamic management of employee information throughout the employment life cycle, thereby effectively mitigating employment-related risks and safeguarding the lawful rights and interests of both parties. In addition, through systematic review of Labour arbitration cases and judicial precedents over the years, we identify typical risk points and issue risk alerts to local management teams. We also conduct regular specialized labour relations training and publish risk analysis reports to strengthen front-end prevention capabilities. The Company has not experienced any strikes or work stoppages in the past three years.

Improving recruitment effectiveness

To address regional differences in labour demand, we launched targeted recruitment initiatives for provincial regions, conducted recruitment process diagnostics, provided customized support across multiple provinces, and effectively ensured a stable supply of frontline positions. Additionally, we fully implemented the HRBP mechanism to assist business units in conducting organizational diagnostics, optimizing structures, and adjusting workforce allocations, while also promoting better person-position matching. To safeguard fairness in recruitment, the Company established mechanisms for the avoidance of nepotistic appointments and interviewer recusal, so as to prevent conflicts of interest from affecting recruitment outcomes.

Strengthening talent reserves

The Company actively recruits fresh university graduates and continuously improves its management trainee selection and development system, steadily advancing talent reserve building. To further enhance the integration of new employees and implement an integrated retention strategy across the entire network, we incorporated new employee retention rates into regional performance assessments, while headquarters took the lead in building an online one-stop service platform integrating onboarding guidance, training resources and care mechanisms. This comprehensively improved the onboarding experience and employees' sense of organizational identity, thereby supporting long-term talent development.

HONORS


荣誉证书

2025 Best Employer Brand


星耀雇主
2025 STAR EMPLOYER

2025 Star Employer


中国好雇主
年度影响力雇主

Most Influential Employer of the Year (2025)

New employees in 2025		Unit	2025
Total number of new employees		Person	4,441
Average hiring cost		RMB	131.06
Gender	Male	Person	2,723
	Female	Person	1,718
Age	≤29 years old	Person	2,728
	30 - 50 years old	Person	1,636
	>50 years old	Person	77
Ethnicity	Ethnic minority employees	Person	570
Position level	Senior management	Person	4
	Middle management	Person	127
	Junior management	Person	159
	Frontline employees	Person	4,151
Nationality	Chinese nationality, including Hong Kong, Macao and Taiwan	Person	4,392
	Laos	Person	49



• Compensation and benefits

The Company strictly complies with national laws and regulations and fully implements social insurance, housing provident fund contributions and various types of paid leave, including annual leave, marriage leave, sick leave, bereavement leave, childcare leave, prenatal check-up leave, maternity leave and breastfeeding leave. Employees may apply for pensions in accordance with the law upon reaching statutory retirement conditions. For highly market-oriented and key positions, we implement a dynamic compensation adjustment mechanism. Performance-based pay is linked to individual performance ratings, and in certain scenarios, 360-degree feedback is used in promotion or debriefing evaluations. In addition, we provide regular supplementary benefits such as seniority allowances, meal allowances, accommodation allowances, commercial insurance subsidies, team-building funds, commuter shuttle buses, health lectures, and employee forums, and have established a number of distinctive care programs.

"Family 1+1" programme

employees who have completed one full year of service and demonstrated good performance receive a RMB 1,000 award from the Company and contribute RMB 1,000 themselves, making a total welfare payment of RMB 2,000, which is directly remitted to their parents' accounts at the end of each year

Employee family day

family day events are organised on a regular basis, inviting employees' family members to visit the Company and learn about the working environment and corporate values

Holiday care

physical gifts are distributed to employees during major festivals such as the Spring Festival and Mid-Autumn Festival

Employee birthday parties

birthday celebration activities are organised to strengthen team cohesion

Distinctive care programs






Outstanding employee selection and Chairman's Fund Awards

positive incentives are reinforced through honorary recognition, monetary rewards and career development endorsement

"ZTO Courier Fund"

the total fund size has reached RMB 200 million, with subsidies granted on more than 500 occasions and cumulative disbursements exceeding RMB 28 million

• Diversity and inclusion

ZTO Express embeds diversity and inclusion into its talent development strategy. Leveraging its extensive business coverage and diverse work scenarios, we actively recruit talent from diverse backgrounds, including women, persons with disabilities, ethnic minorities and foreign employees. We have set a diversity target to invrease the proportion of women in management positions by 1% by the end of 2030 (with 2024 as the baseline year). To address the specific needs of different employee groups, including dietary preferences of ethnic minority employees and accessibility needs of persons with disabilities, we have implemented a range of tailored, employee-centric initiatives to protect the rights and wellbeing of all employees.



Percentage of ethnic minority employees
6.9%



Percentage of female employees
35.7%



Percentage of female managers including junior, middle and senior management
38.2%



Percentage of women in senior management positions
17.7%



Percentage of women in junior management positions
43.4%



Percentage of women in revenue-generating functional departments
56.4%



Percentage of women in STEM-related positions
26.1%

Empowering couriers to "take hold of life" through technology

As part of the "100 Wishes of Couriers" campaign, ZTO Express identified the practical needs of couriers with disabilities in both their work and personal lives. In 2025, the company partnered with BrainCo to provide three ZTO couriers with physical disabilities with free smart prosthetics, enabling practical functions such as gripping and carrying heavy loads, thereby helping to significantly improve their work efficiency and quality of life. At the same time, the company further expanded the scope of its support by donating RMB 1.05 million to the Tonglu County Charity Federation to fund the provision of free smart prosthetics for 21 people with disabilities.



Empowering employee development

ZTO Express remains committed to the Group's development strategy, continuously deepening talent pipeline development, empowering organizational capability upgrades, systematically advancing employee training and capability development, and comprehensively supporting the implementation of corporate strategy and the enhancement of long-term competitiveness.

● Talent system development

We continuously improve the institutional system for employee promotion and talent development. Using the *ZTO Express Employee Promotion Management System* as the fundamental basis, and focusing on organizational capability enhancement and talent supply for key positions, we systematically advance closed-loop management covering the full process of talent selection, development and promotion. We advanced the "Thousand-person Talent Reserve Program", refined the management trainee development system, and enhanced the transparency of promotion standards and processes through reserve programs for management cadres and key-position talent. These efforts improved talent development and role-matching mechanisms and enabled dynamic alignment between talent growth and organizational development. In parallel, we accelerated the digitalization of the talent development platform, built a multidimensional talent profiling system covering "basic attributes, competencies, performance and development potential," introduced AI technology to analyze role suitability and organizational health, and established a risk early warning mechanism, thereby supporting the development of a high-quality talent system and the continuous improvement of organizational effectiveness.

● Deepening the training mechanism

We have built a "331" Talent Development System consisting of "three major talent programs + three major organizational pillars + one major platform," and provide employees with digital training including AI-related programs. We organize national vocational skills certifications such as Logistics Service Specialist, Supply Chain Manager and Human Resources Manager, while simultaneously strengthening training for part-time employees. Through pre-job, on-the-job, and safety and compliance training, we achieve full coverage of capabilities for key positions and promote capability enhancement for all employees as well as the sustainable development of the organization.

◉ Three major talent programs

Training program	Program objective	Highlights	Training outcomes
Baiyou Eagles Training	Systematically cultivating talent pipelines from key personnel to manager-level employees	▪ Fledgling Eagle: Expanding coverage of key employees at scale through online delivery ▪ Soaring Eagle/Eagle: Focusing on enhancing cross-department collaboration and team management capabilities, while innovatively launching online live Q&A sessions on integrated business topics ▪ Elite Eagle: Targeting senior managers' strategic vision and cultural leadership, while introducing high-quality external leadership courses	▪ Average training satisfaction score exceeded 9.5, and average course satisfaction score exceeded 9.0 out of 10 ▪ The Fledgling Eagle Program conducted four sessions throughout the year, with 2,396 participants trained and 1,468 completing the training ▪ A total of 226 participants attended the Soaring Eagle/Eagle programs ▪ A total of 89 participants attended the Elite Eagle program

Training program	Program objective	Highlights	Training outcomes
Blue Sky Program – management trainees	Systematically helping campus-recruited management trainees achieve the goals of integration, innovation and alignment	▪ Inviting the Group President and senior executives to deliver face-to-face sessions on industry prospects and strategic thinking ▪ Bringing in frontline heads of business centers to conduct case-based teaching ▪ Innovatively adding fun sports events, "Singing with ZTO," and onboarding parties to strengthen team cohesion ▪ Establishing a sharing mechanism through which outstanding senior trainees pass on practical experience	▪ A total of 266 management trainees were developed, with the average retention rate of the most recent two cohorts reaching 95% ▪ More than 30 training sessions were organized during the year, with cumulative attendance exceeding 200
Talent pipeline	Building successors for key management positions and ensuring a stable talent supply chain across management levels	▪ Conducting front-end needs research closely aligned with the practical challenges faced by talent at each level, and jointly developing customized courses with senior lecturers	▪ Adopting the innovative model of simultaneous live broadcasting online and offline across the whole network, with a total of 12 customized training sessions implemented ▪ Providing a stable and high-quality talent supply for management positions, with 1,300 registered reserve talents as of the end of 2025

◉ Three major organizational pillars

Training category	Training objective	Training outcomes
Headquarters functional centers	Promoting knowledge transfer and accelerating talent growth to support employee integration and development	▪ Implementing a fully covered mentorship program, with frontline "mentor-apprentice" arrangements and certification-based onboarding, and linking mentoring effectiveness to performance ▪ Assigning dual mentors to management trainees throughout the process ▪ Establishing a mentoring mechanism for internal trainer development, under which 4 senior lecturers mentored 538 part-time trainers
Provincial, municipal and district centers	Comprehensively enhancing the management and execution capabilities of business units across the network and deepening frontline organizational capability	▪ Focusing closely on themes such as accountability and execution, communication and coordination, and AI-enabled energy efficiency improvement ▪ Completing 26 specialized training sessions during the year, delivering more than 30 high-quality courses, and covering more than 1,800 frontline key personnel and managers across business lines
Outlets	Focusing on improving the comprehensive capabilities of outlet heads and outlet management teams	▪ Selecting 168 outlets for outlet head training at headquarters, covering 16 courses ▪ Conducting 6 management capability enhancement training sessions for outlet management, covering a total of 457 participants

◉ One major platform

The ZTO Academy online learning platform combines both recorded and live-streamed formats and covers a wide range of courses, including customer service and management. A highlight recorded course, the "258 Courier Work Method", was developed on the basis of field research conducted in multiple regions and supported by accompanying videos. More than 160,000 couriers have already completed the course online and translated the learning into enhanced capabilities.

Safeguarding occupational health

We always regard employees as our most valuable asset. We strictly comply with the relevant laws and regulations of the places where we operate, continuously deepen occupational health and safety management, improve the occupational health and safety system, conduct regular safety training, implement risk prevention and control measures, and establish quantifiable management indicators and improvement targets. In doing so, we steadily advance the standardization and normalization of safety management and are committed to providing a safe and healthy working environment for every partner in the express delivery network and every frontline employee.

• Occupational health and safety governance

Policy

ZTO Express strictly complies with the relevant laws and regulations of the places where it operates, taking the *Work Safety Law of the People's Republic of China*, the *Administrative Regulations on the Work Safety of Construction Projects*, and the *Criteria for Identifying Major Hidden Hazards in Work Safety for Postal Enterprises and Express Delivery Enterprises* as the basic principles for safety management. At the same time, the Company continuously refines internal rules and regulations such as the *Information Security Management Specifications for Express Handling Sites*, the *Fire Safety Management Regulations,* and the *Detailed Rules for Emergency Preparedness and Response Control*, and has formulated and issued the *ZTO Workplace Health and Safety Policy*. This policy applies to all employees of the Group, as well as third-party contractors, and clearly defines their safety responsibilities, which are subject to the same standards as formal employees, together with corresponding penalty mechanisms.

Management

The Board serves as the highest decision-making body. The Safety Management Center coordinates and conducts regular self-inspections and internal reviews, supervises the implementation of work safety systems, and involves employee representatives in grassroots occupational health and safety committees to jointly identify and assess health and safety risks in operations. For issues identified, rectification plans and quantifiable targets are developed according to severity and priority, and closed-loop rectification is steadily advanced. At the outlet level, we incorporate occupational health and safety standards into contractual requirements, establish unified site safety and operational specifications, and rely on technological means such as full-process video monitoring and vehicle-mounted risk control devices for real-time management. All employees must receive mandatory safety training and assessment before taking up their posts. Regular safety inspections and drills are organized, and rectification and retraining are initiated after incidents occur, thereby building a closed-loop management mechanism covering pre-incident, in-process and post-incident stages.

During the Reporting Period, the Company successfully obtained ISO 45001 Occupational Health and Safety Management System certification.

• Occupational health and safety risk management

ZTO Express has comprehensively refined and strengthened the implementation of safety work through a checklist-based system, including policy interpretation checklists, job responsibility checklists, inspection and rectification work checklists, and records management checklists. At the same time, it strictly implements a full-process closed-loop safety management mechanism covering pre-event investigation, process feedback, and post-event review, thereby promoting the dynamic elimination of major hidden hazards. In addition, by strengthening risk control in key areas and critical links, the Company continuously reduces high-risk exposure levels, effectively prevents safety incidents, and provides safeguards for employee safety and stable production and operational activities.



Online controls

- Temperature and tyre pressure monitoring devices have been installed on all shuttle trucks across the national network, improving safety while extending the service life of components and reducing operating costs.

- Efforts have been coordinated to advance the development of the self-developed Internet of Vehicles platform, with 59 new functional features added, 61 optimisations completed, and 8 intelligent alert functions launched.

- A third-party map service has been integrated to enable network-wide route risk identification and graded early warning, while fatigue driving is intervened in real time through facial recognition patrol inspection.

- Full coverage of 360-degree imaging equipment has been achieved, enabling all-round monitoring of trailers and improving safety in lane changing and reversing.



Offline controls

- A total of 14 special inspections and rectification initiatives were carried out during the year, focusing on heatstroke prevention, flood control, electrical and fire safety, and peak-season operations. A total of 4,219 hazards were identified, with a rectification completion rate of 100%, and 74 risk warning letters were issued.

- The Six-Point Pre-Departure Inspections were implemented for drivers with a 100% execution rate, and vehicles were allowed to depart only after any abnormalities had been rectified.

- Safety officers conducted on-site patrols while also re-inspecting vehicle hazards.

- Safety hazard inspections and risk management were continuously carried out in key scenarios such as petrol stations, maintenance stations, park warehousing and the storage of high-risk items.

- A total of 92 "Driver's Homes" were established across the network to safeguard drivers' safety and well-being.

To fully identify and assess safety risks in the production process, we have also formulated the *Measures for Hazard Identification, Risk Assessment and Control Management*, which clarifies the identification and assessment process for hazard sources as well as risk classification and tiered management measures, so as to achieve the objectives of prevention in advance, hazard reduction and risk control.

Personnel training

Developing special training plans to ensure that personnel responsible for identification and assessment possess the required competencies

Classification of operational activities

Classifying and categorising the main types of operational activities in the Company's operations

Hazard identification

Identifying and categorising hazards in production and business activities through a bottom-up approach, and recording the identification results in the identification and rating form

Risk assessment

Conducting risk assessment of hazards and implementing graded and classified management in accordance with the LEC risk assessment criteria

Formulation, review and issuance of risk control measures

Implementing risk control according to the risk level of identified hazards, formulating special risk control plans for identified risks, and re-reviewing the risk register at least once every three years

Regular monitoring and assessment

Monitoring the implementation and effectiveness of risk control plans, evaluating the effectiveness of such plans annually, and adjusting them according to actual conditions

ZTO Express hazard identification and risk assessment process

We systematically conduct safety risk assessments based on the LEC risk assessment method, which evaluates the likelihood of an accident, the frequency of exposure to a hazardous environment, and the severity of consequences. Risks are classified into five levels: major accident hidden hazards, general accident hidden hazards, high risk, medium risk and low risk. We also clearly define control responsibilities and response measures for each type of risk. The Company has established a dynamic risk management mechanism. At least once every three years, professional personnel are organized to conduct a comprehensive review of the *Medium- and High-risk List*, so as to ensure the timeliness and accuracy of risk identification. In addition, the effectiveness of existing risk control measures is assessed annually, and control strategies are continuously optimized. Through tiered management and regular review, we ensure that all potential safety risks are identified in a timely manner, scientifically assessed and effectively controlled.



Occupational health and safety risk management

D value (risk score)	Degree of danger	Risk level	Control measures	Implementation period
D≥320	Extremely dangerous, work must not continue	Level 1	Work must not continue until measures are taken to reduce the hazard, and the improvement measures must be evaluated	Immediate
160≤D<320	Highly dangerous, immediate rectification required	Level 2	Taking emergency measures to reduce risk, establishing operational control procedures, and conducting regular inspections, measurements and assessments	Immediate or near-term rectification
70≤D<160	Significantly dangerous, rectification required	Level 3	Considering setting objectives, establishing operating procedures, and strengthening training and communication	Immediate rectification
20≤D<70	Generally dangerous, attention required	Level 4	Considering establishing operating procedures and work instructions, with regular inspections required	Rectification within a specified period
D<20	Slightly dangerous and acceptable		No control measures required, but records must be retained	Rectification within a specified period

ZTO Express LEC risk classification and evaluation criteria

Occupational health and safety training

We provide corresponding training for specific job types and require relevant certifications, including security inspection qualification certificates and safety officer qualification certificates. Through a combination of policy communication, professional training, practical skills exercises and emergency drills, we continuously strengthen employees' risk prevention awareness and standardized operating capabilities.



Key performance

100% coverage of training and implementation for national-level documents

100% coverage of internal certification training

Training category	Training content	Training outcomes
Safety management and system training	Training and assessment on the *Major Hazards Identification Standards*	Combining online and offline training, with cumulative coverage of 100,000 participants
	Systematic training for safety management personnel	Offering nine major subjects and five certificate assessments, promoting the professionalization and compliance of safety management
Safety skills and practical training	Work injury experiential training	Conducting work injury experiential training for frontline team leaders and group leaders in high-risk provincial regions, using scenario simulation to strengthen practical capabilities and covering more than 1,000 participants
	Annual safety skills competition	Advancing through a three-tier competition structure of "provincial registration → regional preliminary rounds → headquarters finals," with two core components of theoretical assessment and practical assessment
Emergency management and rescue training	Emergency volunteer training	Conducting 4 emergency volunteer training sessions, covering 18,000 participant-times and including courses on fire escape, CPR, heatstroke first aid, AED use, and bandage and triangular bandage application
	Enhancing emergency management capabilities	Optimizing and improving 7 sets of safety emergency response plans for site anti-terrorism and anti-riot response, natural disaster rescue and other scenarios, and implementing quarterly emergency drill plans across the whole network
Safety education and culture building for all employees	Carrying out themed safety education activities	Organizing activities under the theme of "Safety for All, Emergency Skills for All – identifying safety hazards around us." After watching educational films, participants conducted fire drills, risk identification and hidden hazard inspections, and safety knowledge competitions, with a 100% training and assessment pass rate
	Safety Month training	Conducting a total of 463 training sessions, with 40,000 participant-times

● Occupational health and safety metrics and targets

In 2025, the total number of accidents decreased by 3% overall. Major accidents and at-fault accidents both showed a downward trend, and the execution of safety management work steadily improved.

Category	Management measures	Indicator
Site safety	▪ Strengthening the site safety management system and promoting institutional standardization and normalization ▪ Using a self-developed safety inspection system to carry out daily on-site hidden hazard inspections and drive timely rectification ▪ Conducting routine assessments and drills	▪ Improving the comprehensive emergency response plan and 15 specialized emergency response plans ▪ All centers across the network conducting quarterly practical drills, covering more than 180,000 participant-times ▪ Training on the *Major Hidden Hazards Identification Standards* covering 64,000 participant-times, with 100% training participation and 100% examination pass rate ▪ Emergency volunteer drills covering 4,500 participant-times per quarter, with 100% participation ▪ Work injury experiential training in provincial regions covering 853 participant-times, with 100% team leader coverage
Road safety	▪ Conducting real-time dynamic risk monitoring and management for drivers, and promoting a normalized mechanism for capturing in-transit violations ▪ Establishing a closed-loop mechanism for vehicle hidden hazard inspection to improve vehicle safety management and ensure hazards are controllable throughout the process ▪ Strengthening driver rest protection at all centers and comprehensively advancing the development of driver homes	▪ 100% of drivers with in-transit violations receiving education, rectification and theoretical assessment ▪ 100% rectification of driver pre-departure inspections and provincial hidden hazard back-check investigations ▪ Building 92 driver homes across the whole network, with 100% implementation of clean, tidy and hygienic rest areas
Postal route safety	▪ Promoting the implementation of intelligent security inspection ▪ Investigating and penalizing illegal acts ▪ Carrying out in-depth communication and training	▪ Conducting in-depth communication and training through an integrated approach combining live streaming, on-demand videos and online examinations, reaching a total of 733,000 person-times

Performance evaluation

In 2025, guided by quantitative assessment and combining process with results, we established a dual assessment system of "OKR-based target management + Rigid accountability mechanism," promoting the transmission of safety responsibilities at every level and the precise implementation of safety targets.

OKR-based target management

Centered on the annual safety strategy, the Company defines safety assurance objectives, translates broad safety requirements into measurable and actionable key indicators, and aligns safety goals at all levels through end-to-end management covering target setting, process tracking, quantitative assessment and iterative optimisation.

+

Rigid accountability mechanism

The Company has implemented a safety responsibility letter system across the network to ensure full accountability coverage with no blind spots. Through a responsibility transmission mechanism featuring top-down execution and bottom-up implementation, work safety responsibilities are precisely assigned to every management process and job position.

=



Dual assessment system

Caring for employees

We regard employee care as an important lever for promoting the Company's high-quality development. By planning and carrying out a series of diverse activities, we provide employees with all-round care, create a safe, inclusive and supportive workplace environment, and effectively enhance employees' sense of happiness and fulfillment.

Event theme	Highlights	
Festival-themed activities	Lantern Festival-themed activities were carried out at management centers and outlets in multiple locations nationwide. Through fun interactive activities such as eating yuanxiao, guessing lantern riddles, and making lanterns, the Company created a warm festive atmosphere for employees returning to work, strengthened employees' emotional identification and team cohesion, and conveyed the warm sense of belonging to the "ZTO family."	
Care activities	"Staying cool this summer": From July to August 2025, the Company carried out summer cooling activities in 100 regions nationwide. Relying on ZTO outlets and Tuxi last-mile posts, it distributed free sun-protection arm sleeves, cooling drinks, Huoxiang Zhengqi Shui and other supplies to outdoor workers such as couriers, food delivery riders and sanitation workers. This initiative has been carried out for four consecutive years and has cumulatively benefited hundreds of thousands of people.	

Event theme	Highlights	
Care activities	"Winter is warmer with you": Practical warming supplies, including soft scarves, windproof and anti-slip gloves, thick hats, long-lasting heat patches, and moisturizing hand cream, were selected and distributed to ZTO outlet staff, couriers and other internal employees, as well as outdoor workers. The initiative effectively addressed the cold-weather protection needs of outdoor workers and conveyed the warmth of the Company. It covered severely cold northern provinces such as Heilongjiang, Jilin and Liaoning, central and western regions such as Sichuan, Guizhou and Shaanxi, and 60 cities nationwide including Beijing, Shanghai and Tianjin.	
Mental health	The Warm Bee Action was carried out in multiple provincial regions through immersive psychological care activities. Combining sand painting therapy, mindfulness meditation, psychological assessments, interactive games and women-only sessions, the initiative provided emotional counseling and stress support to frontline employees.	
Physical health	ZTO carried out a pop-up health event at headquarters, bringing premarital and prenatal health check services and one-on-one health consultations directly to frontline employees, conveniently and efficiently meeting marriage and childbearing-related health needs and improving the accessibility of health services.	
	ZTO also worked with local trade unions to carry out centralized physical examinations for frontline employees, providing a range of health checks such as blood routine tests and ultrasound examinations, thereby bringing professional medical services directly to the workplace.	
Employee Family care	ZTO held the "Joyful ZTO Family Day and Arts Festival" at its headquarters, with 23 employee families from across the network participating. The event fostered a stronger sense of belonging and wellbeing among employees, and further enhanced team cohesion and organizational unity.	

Synergizing Stakeholder Value, Creating a Responsible Ecosystem

As a key stakeholder in the logistics ecosystem, ZTO Express has deeply integrated the concept of sustainable development into our end-to-end supply chain management. We are steadily enhancing the sustainability and resilience of our supply chain while collaborating with industry partners to inject new momentum into the industry's sustainable development. In addition, we fully leverage our network advantages to align with national strategies and support community welfare. By giving back to communities in diverse ways, we contribute ZTO's strength to a better society.

Issues we focus on

- Sustainable supply chain
- Rural revitalization and common prosperity
- Community engagement

Our actions

- Sustainable supply chain management
- Empowering last-mile service outlets and creating value together
- Leading the high-quality transformation of the industry and promoting symbiotic industry value
- Serving national strategies and supporting community welfare

Relevant SDGs

















1 NO POVERTY
2 ZERO HUNGER
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
17 PARTNERSHIPS FOR THE GOALS

ZTO 中通快递
ZTO EXPRESS

Supplier empowerment
ZTO 中通快递
ZTO EXPRESS

Sustainable supply chain

We deeply understand that supply chain resilience and sustainability are the foundation of long-term corporate value creation. We remain committed to building a supply chain ecosystem that is green, transparent, compliant and mutually beneficial. By setting strict admission standards, implementing refined full-life-cycle management, and providing in-depth empowerment and training, we work together with suppliers to create sustainable value.

To ensure the effective implementation of supply chain management mechanisms, we formulated the *Supplier Dynamic Management System*, the *Supplier Guidelines*, the *Green Procurement System*, and the *Detailed Rules for Managing Supplier Misconduct*. These policies incorporate environmental, social and governance factors into all aspects of supplier admission, evaluation, exit and empowerment, with the Company's senior management specifically responsible for supervising and assessing implementation. During the Reporting Period, all suppliers of the Company followed these policies. The specific factors involved are as follows:



Environmental

- Ecosystem
- Environmental management
- Water resources management
- Efficiency and innovation
- Quality and safety



Social

- Child labor
- Forced labor
- Discrimination and harassment
- Remuneration
- Working hours
- Occupational health and safety
- Freedom of association and collective agreements



Governance

- Risk management
- Information disclosure and transparency
- Fair business practices
- Anti-corruption
- Data privacy
- Protection and security
- Whistleblower protection

• Supplier screening and admission

We incorporate ESG and business relevance into supplier admission considerations, pay close attention to specific risks relating to suppliers' countries, industries and products, and prioritize suppliers with stronger ESG performance. We register and certify suppliers through the ZTO Electronic Signature Platform, rigorously reviewing their environmental compliance, labor rights protection and business ethics performance. Anti-corruption clauses are embedded in procurement contracts. If a supplier engages in bribery, it may face severe penalties, reflecting the Company's zero-tolerance stance on bribery.

• Supplier management and evaluation

We have established a dynamic supplier performance evaluation system and conduct multidimensional assessments of suppliers every year. Evaluation indicators not only cover quality, delivery lead time and cost, but also explicitly include indicators such as environmental management system certification, environmental violations, climate change response measures, and circular recycling performance. With respect to environmental and social risks, the Company encourages business partners to assess their impacts on short-term and long-term business operations and formulate risk management approaches, ensuring that supplier behavior complies with the Company's ESG requirements.

 **Key performance**

During the Reporting Period, **307** suppliers were assessed through desk-based or on-site evaluation methods, and the proportion of specially important suppliers assessed reached **100%**

Performance indicator	2025
Total number of suppliers	7,309
Total number of Tier-1 suppliers	307
Total number of key Tier-1 suppliers	5
Total number of key non-Tier-1 suppliers	7,001
Total number of key suppliers, including Tier-1 and non-Tier-1	7,006
Total number of key suppliers assessed through desk-based or on-site evaluation	307
Target number of important suppliers to be assessed through desk-based or on-site evaluation	307

• Supplier exit mechanism

We implement dynamic supplier management in accordance with the *Supplier Dynamic Management System*, the *Supplier Guidelines,* the *Detailed Rules for Managing Supplier Misconduct* and other internal regulations. Suppliers rated as "D" in assessments are subject to mandatory exit procedures and are prohibited from re-entering the supply chain for a period of two years. If re-entry is requested after this period, a written rectification plan must be submitted and undergo strict approval by the relevant management department. For violations of "red-line" issues such as commercial bribery or disclosure of trade secrets, the Company will immediately terminate the relationship, blacklist the supplier, and prohibit the procurement of its products or services for three years.

In 2025, we further strengthened the enforcement of the exit mechanism to ensure the transparency and efficiency of our supply chain. For suppliers found to have committed environmental violations, failed to meet quality standards, or exhibited integrity issues in annual evaluations, we strictly implemented exit procedures and ensured that all outstanding business settlements were completed before exit, thereby effectively mitigating legal and financial risks.


• Supplier empowerment

We actively carry out supplier empowerment activities, fully communicating ESG policy requirements to suppliers and striving to enhance the ESG management capabilities and compliance standards of supply chain partners. We incorporate green and low-carbon development, business ethics, and quality and safety into the supplier empowerment system, and promote suppliers' transformation toward "shared ecosystem prosperity" through training, forums and joint innovation. In 2025, ZTO Express held the third Clean Action Supplier Compliance Forum at its Shanghai head-quarters. Representatives of 43 core suppliers were invited to attend. Participating suppliers signed the *Integrity and Compliance Commitment Letter* on site and received ESG management empowerment training, jointly committing to build a clean and self-disciplined business ecosystem.

• Empowering resilient outlets

We have deeply advanced the "Outlet Resilience Enhancement Plan," comprehensively strengthening outlets' risk resistance and profitability through dimensions such as financial protection, digital tool enablement and equipment upgrades, and building a tightly connected community of shared future among headquarters, provincial regions and outlets.

Overall objectives

Ensuring fairness, strengthening enablement, and optimizing services
Effectively empowering outlets and enhancing outlet capabilities
Strengthening the foundation for the network's high-quality development



Financial and rights protection

"Group Accident insurance" was purchased for couriers across the network, with coverage of RMB 200,000 and protection spanning all scenarios. The coverage rate reached 100%, and cumulative annual compensation exceeded RMB 7 million during the Reporting Period, effectively mitigating outlet operating risks arising from work-related injuries. We also implemented the last-mile delivery fees direct-link mechanism and the reserve fund advance payment mechanism to improve settlement efficiency. Couriers can check delivery fee details in real time through the Zhangzhongtong app. Special subsidies were implemented for remote areas, severe cold weather and peak seasons, ensuring that subsidies are paid directly into couriers' personal accounts. Outlets were encouraged to implement minimum income guarantee mechanisms to safeguard employees' basic income.



Digital efficiency enhancement

To address equipment operation and maintenance challenges at outlets, we launched the Outlet Quick Repair Mini-Program, enabling "one-click repair request and direct work order transfer" for equipment abnormalities. Approximately 200 abnormal work orders are processed on average each day, significantly reducing the operational impact of equipment downtime.



Empowerment training

To improve outlet service quality, we conducted internal training through various forms such as online open courses, video material distribution and daily Q&A activities, so as to promote the dissemination and understanding of service quality standards.

With respect to protecting the rights and interests of frontline couriers, we fully implemented the special trade union action for safeguarding the rights of workers in new forms of employment, promoted the "last-mile direct-link" model to reduce couriers' sorting time and improve delivery efficiency, and advanced the approach of "dividing large service areas into smaller zones," keeping average daily delivery volume between 100 and 200 parcels to avoid overwork. We also established a fatigue prevention early warning mechanism to systematically monitor high-intensity work and remind outlets to arrange mandatory rest periods. In addition, we established multi-channel and multi-level employee grievance feedback mechanisms to ensure that frontline couriers have smooth channels to express their concerns. Through a series of management measures, we continuously optimized the employee rights and interests protection mechanism and basically achieved the goal that "every concern receives a response and every matter is addressed." During the Reporting Period, the number of trade union organizations at franchise outlets reached 1,121, an increase of 424 year on year, and outlet union membership exceeded 70,000.

 • Key Performance •

During the Reporting Period, the accuracy rate of complaint handling reached **99.98%**,

the "Speak Up" platform achieved a timely process-ing rate of **94.69%** and a resolution rate of **85.49%**

Courier grievance feedback mechanism



Special consultation mechanism

Each administrative area and management center is required to hold at least one "Courier Face-to-Face Consultation Meeting" every quarter, where outlet heads, management personnel and courier representatives communicate face to face and listen to frontline opinions and suggestions.



Online feedback channels

An anonymous feedback channel titled "Speak Up" has been established, allowing employees to report issues through the Zhangzhongtong app, hotline, mini program and other channels.



Complaint and rights protection hotline

Dedicated courier complaint and rights protection channels, including email and telephone, have been established to safeguard couriers' lawful rights and interests.



Dispute resolution mechanism

A dedicated dispute resolution process has been established, and handling results are linked to the performance assessment of functional departments, ensuring that issues are managed, responded to and resolved.

Jointly promoting industry development

ZTO Express has always adhered to deep participation in the reshaping of the industry ecosystem through technological empowerment and model innovation. From technology application to ecosystem collaboration, from industrial advancement to talent cultivation, and through digital and green transformation across the full process of logistics and transportation, we are committed to providing the industry with replicable and scalable smart pathways and systematically helping to build an efficient, resilient and sustainable new paradigm for modern logistics.



ZTO Intelligent Driving solution

At the 2025 China International Fair for Trade in Services (CIFTIS), ZTO Express highlighted its self-developed ZTO Intelligent Driving Unmanned Vehicle Operation Management Platform and the smart hub model of its Northern Headquarters. The platform demonstrated how digital tools can be used to manage more than 3,000 unmanned vehicles nationwide, achieving intelligent route optimization and full-process visualized monitoring, and providing the industry with a replicable "ZTO solution" to address the "last mile" delivery challenge.





中国快递
China Express
ZTO 中通快递

Popularizing smart logistics

During the Shanghai Science and Technology Festival, ZTO Express held a science popularization event themed "Technology Makes Life Better." More than 120 teachers and students visited the ZTO Smart Logistics Science Popularization Base and gained a close-up view of the industry's technological innovation through on-site visits, interactive experiences and science classes. The event highlighted smart technologies such as automated sorting equipment and new energy unmanned vehicles, promoted environmental concepts such as biodegradable express bags, built a bridge for young people to understand science and innovation, and helped cultivate future talent for the industry.



2025年上海科技节
科技让生活更美好
中通快递2025年科普创新活动

Serving national strategies

We actively respond to the national strategy for the express delivery industry to "reach villages, reach factories and go global," aligning corporate development with national priorities. By continuously opening up rural markets, deepening integration with manufacturing supply chains, and building a global logistics network, we inject strong logistics momentum into the new development pattern.

Reaching villages

ZTO Express actively responds to the rural revitalization strategy and has continued to deepen the Express Delivery to Villages initiative. By densifying the logistics network and opening smoother channels for agricultural products to leave villages, we empower rural industrial upgrading through efficient logistics services. To systematically improve the service quality of rural last-mile posts and optimize operating cost structures, we have promoted the integrated "smart parcel lockers + last-mile posts" model at scale in village and rural group areas nationwide, forming a win-win ecosystem of "logistics services + retail operations."



Key performance

Service coverage extended to **395,910** village-level addresses, with rural coverage reaching **84.6%**, and **21,000** self-built village-level convenience express service stations

Cumulative subsidies for village station construction reached RMB **668,000**, and subsidies for village-entry routes reached RMB **26.877** million



Digital and intelligent logistics empowering plateau revitalization

ZTO Express launched a direct Chengdu–Lhasa line-haul route and adopted high capacity 17.5-meter-long trailer trunks, reducing delivery timeliness from more than 70 hours to just over 40 hours and driving year-on-year inbound shipment growth of more than 30%. The Lhasa Sorting Hub was also upgraded, with a fully automated sorting line put into operation, improving sorting efficiency by 40%. The center can process approximately 12,000 parcels per hour, with average daily inbound and outbound volumes reaching 80,000 and 20,000 parcels, respectively. With a faster and smarter logistics network, plateau logistics has evolved from merely "being able to arrive" to "being able to arrive quickly," helping Tibetan goods reach markets beyond Tibet and improving people's livelihoods.




"Live streaming + logistics" creating a model example of industrial integration

ZTO Express has deeply implemented the Express Delivery to Villages strategy, joining hands with local e-commerce businesses in Hubei to create a farmer-support model of "live streaming in the fields and direct shipment from the place of origin." In response to 150,000 kilograms of unsold Chinese cabbage in Xiantao, ZTO dispatched 17.5-meter trucks directly to the fields, enabling synchronized harvesting, packaging, live streaming and loading. At the same time, a priority sorting green channel was opened at the Wuhan Sorting Hub to ensure next-day delivery within the province and efficient fulfillment nationwide. In 2025, Hubei ZTO coordinated with more than 6,000 e-commerce businesses, achieving a total order value of RMB 200 million through live-streaming sales, effectively helping farmers increase income and supporting rural industrial revitalization.



Reaching factories

ZTO Express deeply practices the concept of integrated development between the logistics industry and manufacturing. By implementing the strategy of Express Delivery to Factories and supply chain integration, and leveraging integrated supply chain service capabilities, we embed ourselves into the full production and sales chain of manufacturing enterprises and provide customized logistics solutions. We have transformed from a simple "parcel carrier" into a "manufacturing supply chain partner," helping enterprises reduce costs, improve efficiency and upgrade operations.

Integrated warehousing and distribution project for lean production at an automotive customer

ZTO Express undertook the in-plant logistics operations of an automotive manufacturer's factory and, through a digital system, connected the data chain between production planning and warehousing logistics. At the work site, a vision-based receiving system, AMR unmanned delivery robots, and an intelligent light-guided picking system were introduced. Through "system-triggered point-based replenishment" and "order coordination," material distribution was synchronized with production rhythm in a timely manner, significantly shortening material turnover cycles. This not only reduced the factory's inventory backlog pressure, but also ensured the continuity and efficiency of vehicle production through intelligent means, creating a smart logistics benchmark for Express Delivery to Factories.

Going global

In Southeast Asia, we collaborate with domestic manufacturing enterprises, e-commerce platforms and other partners to expand overseas. In line with the extension of the Belt and Road Initiative, we have built a highly enabling logistics business model that provides efficient and convenient two-way logistics channels for goods and services going global. In addition, while retaining our core standards in areas such as timeliness and service, we deeply adapt to the flexible evolution of local overseas operations in order to align with local laws, regulations and cultural customs.

At present, ZTO International's services reach more than 220 countries and regions worldwide, with a strategic focus on Southeast Asia as well as Japan and South Korea. ZTO International has established self-operated sorting hubs, overseas warehouses and operational outlets in Hong Kong, Cambodia and Laos, and has set up export transfer warehouses in Shenzhen, Guangzhou, Kunming, Ruili and other locations.

Supporting Chinese brands in deepening overseas markets through professional cold chain services

In response to the Express Delivery Going Global strategy, ZTO International leveraged "pre-cooling + standardized operations" to provide Yili Group with a customized full-chain cross-border cold chain solution, addressing the export pain points of difficult temperature control and high spoilage risk for ice cream in tropical regions. After goods arrive in Cambodia, they go through inbound temperature inspection and a priority sorting green channel, and are then delivered by dedicated refrigerated vehicles, achieving delivery within 3 hours in Phnom Penh and next-day delivery outside the city.



Caring for society and people's well-being

ZTO Express has always deeply integrated corporate development into social well-being. We actively participate in public welfare and community governance, coordinate the advancement of charitable donations, disaster relief, community care and education assistance initiatives, and extend our care to a broad range of outdoor workers such as sanitation workers and traffic police, fulfilling our corporate citizenship responsibilities through concrete action.

Key performance

In 2025, ZTO Express made external donations totaling RMB **17.99** million

Supporting disaster relief and reconstruction in Tai Po, Hong Kong

On November 26, 2025, a fire broke out in multiple residential buildings in Tai Po, Hong Kong, resulting in significant casualties and drawing widespread public concern. Upholding the philosophy of "benefiting others and society," ZTO Express donated HKD 10 million to the Hong Kong SAR Government's Tai Po Wang Fuk Court Assistance Fund. The donation will be used entirely for emergency relief, transitional resettlement, essential living supplies, and post-disaster reconstruction for affected residents.

"Dream Fulfillment 1+1" charity education support donation ceremony

On the 10th China Charity Day, ZTO Express held at its headquarters a donation ceremony for the "Dream Fulfillment 1+1" charity education support initiative under the theme of "ZTO Delivers, Accelerating Growth." The event innovatively set up 13 charity donation stations, introduced a "charity corner + coupon" mechanism, and simultaneously organized a charity bazaar, raising more than 470 boxes of donated supplies with an estimated value of nearly RMB 290,000, all of which have been delivered to underprivileged schools and families. The project has cumulatively donated more than 100,000 books, built 8 Hope Schools, donated cash and supplies worth several million yuan, and provided more than RMB 460,000 in one-to-one assistance.





Information security training and empowerment
Consolidating Governance Foundations, Strengthening Compliance Defenses

Consolidating Governance Foundations, Strengthening Compliance Defenses

ZTO Express remains steadfast in constructing a high-standard modern corporate governance system, continuously optimizing the structure and functions of the Board, upholding integrity in business operations, advocating fair competition, continuously improving risk identification, assessment and response mechanisms, and deepening the development of information security protection systems. We are committed to fostering a transparent and ethical business environment and delivering long-term, stable and trustworthy value to our shareholders, employees, customers and society at large.

Issues we focus on

- Corporate governance
- Data security and privacy protection
- Compliance and business ethics
- Risk management

Our actions

- Improving the corporate governance structure and institutional mechanisms
- Strengthening internal control, audit and risk management
- Improving the business ethics institutional framework
- Building a full life cycle data security defense line
- Conducting diversified compliance training and communication

Relevant SDGs











8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
17 PARTNERSHIPS FOR THE GOALS

Ensuring operational compliance

We regard operational compliance as the cornerstone of the Company's steady development and are committed to strengthening the compliance defense line for corporate development through a sound governance structure, a robust risk control system, and high standards of business ethics.

• Corporate governance

Governance structure

We strictly comply with the regulatory requirements and standards of the *Company Law of the People's Republic of China*, the *Securities Law of the People's Republic of China*, the *Code of Corporate Governance for Listed Companies*, and the *Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited*. We have established a governance structure of "Three-Tier Governance," consisting of the Annual General Meeting, the Board and its specialized committees, and Management. As the core decision-making body, the Board has established an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee, and an Environmental, Social and Governance Committee, which provide professional and precise support for Board decision-making. Each level has clearly defined responsibilities and powers, and all levels coordinate with one another, effectively safeguarding the lawful rights and interests of the Company and its shareholders.


Annual General Meeting
Board
Management
Audit Committee
Remuneration Committee
Nomination and Corporate Governance Committee
Environmental, Social and Governance Committee

Board independence and diversity

To ensure objectivity and fairness in decision-making, the Company has established formal and informal channels to ensure that the Board can obtain independent perspectives and opinions. All members of the Audit Committee are independent non-executive directors and non-executive directors, and the chairpersons of the Compensation Committee, the Nominating and Corporate Governance Committee, and the Environmental, Social and Governance Committee are all independent non-executive directors. Each committee maintains independent decision-making in its operation. In addition, the Company has formulated the *Board Diversity Policy*, recognizing and believing that Board diversity is a fundamental element in maintaining competitive advantage and enhancing talent attraction. When reviewing and evaluating director candidates, the Company comprehensively considers multiple factors such as gender, age, cultural and educational background, professional qualifications, skills, knowledge, and industry experience. In the event of Board changes or strategic needs, new candidates are identified in accordance with the diversity policy.

As of the end of the Reporting Period, the Company had 9 directors in total, including 3 executive directors, 2 non-executive directors, and 4 independent non-executive directors. Among them, 2 were female directors, accounting for 22%. Board members' skills, experience and expertise span a diverse range of fields, including risk management, the Internet, artificial intelligence, finance and logistics.

Performance and remuneration

We have established a multidimensional annual evaluation system covering the Board as a whole, each specialized committee, and each individual director. The evaluation adopts a combination of self-assessment questionnaires and meeting-based assessment. Evaluation dimensions include strategic contribution, risk oversight, decision-making quality and teamwork. The evaluation results are directly used to improve the operational efficiency of the Board, plan director training, and serve as a reference for director re-election.

• Risk control and compliance

Risk governance system

ZTO Express attaches great importance to the development of its risk management system. In strict compliance with the *Sarbanes-Oxley Act (SOX)* and the regulatory requirements of its listing venues, the Company has established a risk governance framework covering the entire business process. In 2025, the Company further improved the *ZTO Express Audit System*, clarifying the powers and responsibilities of audit and supervision and ensuring the rigorous implementation of the risk control mechanism.

We have clearly defined the risk management responsibilities under the "three lines of defense" model. Each functional department serves as the first line of defense and is responsible for conducting risk self-assessment and response in daily operations. The Internal Audit and Compliance Department serves as the second line of defense and is responsible for monitoring the effective implementation of risk management, optimizing internal control processes, and tracking rectification. The Audit Committee under the Board serves as the third line of defense and is responsible for assessing acceptable risk levels from the top down and conducting regular independent oversight of the effectiveness of the Company's overall risk management.


Full participation and tiered management
First line of defence
Responsible department:
Functional departments
Core responsibility:
conducting risk self-assessment and response in day-to-day operations
Second line of defence
Responsible department:
Internal Audit and Compliance Department
Core responsibility:
monitoring the effective implementation of risk management, optimising internal control processes and tracking rectification
Third line of defence
Responsible department:
Audit Committee under the Board
Core responsibility:
assessing acceptable risk levels at the top level and independently overseeing the effectiveness of the Company's overall risk management

Risk identification and control

In 2025, we adopted a more proactive and digitalized risk management strategy, with a focus on strengthening control over financial reporting risks, operational risks and emerging risks:

Full-cycle SOX internal control audit



Starting from risk assessment of internal control processes, we successively carried out three rounds of internal control effectiveness testing covering all four quarters of the year. Through full-cycle audit monitoring, we ensured the effective operation of key control points and achieved comprehensive assessment and precise control of business risks and IT risks throughout the year.

Routine risk identification and rectification



We established standardized business process flow-charts, held monthly cross-departmental communication meetings, and carried out special discussions on risk loopholes in day-to-day operations. For each identified risk, we formulated solutions and rectification plans, and tracked and supervised implementation throughout the process.

Special governance of key business risks



For key risk areas identified during the year, such as financial system upgrades and fixed asset management, we implemented targeted control measures, reviewed the voucher generation logic of the financial system, and optimized the commissioning process and standards for fixed assets, effectively reducing compliance risks in asset management.

Emerging risk management



We pay close attention to emerging risks arising from digital transformation, focusing on identifying potential risks such as system compatibility, data security protection and cyberattack prevention, and incorporating them into the scope of risk management. In response to such risks, we established multidimensional mitigation measures, including regularly assessing the need for technology upgrades, increasing investment in the security of new technologies, and establishing off-site disaster recovery data centers, so as to ensure business continuity under extreme circumstances.

Building a risk culture

To enhance the professional capabilities of all employees in risk management, we engaged a third-party professional institution to provide specialized internal control risk training for the Internal Audit and Compliance Department and employees in key positions. The training covered three core modules in depth: Business Process Walkthrough Testing Methodology, General Information System Controls, and Information System Dependency Testing. Through analysis of practical scenarios such as system access-rights compliance and interface data transmission integrity, the team's ability to identify and control risks in a digital environment was further strengthened.

● Business ethics

Business ethics system

We strictly comply with national laws, policies and regulations such as the *Company Law of the People's Republic of China*, the *Anti-Unfair Competition Law of the People's Republic of China*, the *Anti-Corruption and Bribery Law of the People's Republic of China*, the *Interim Provisions on the Prohibition of Commercial Bribery*, the *Anti-Money Laundering Law of the People's Republic of China*, the *Criminal Law of the People's Republic of China*, and the *Supervision Law of the People's Republic of China*. We revised the *ZTO Express Integrity Supervision and Implementation Regulations*, clearly defining the penalty standards for disciplinary violations such as bribery, embezzlement, conflicts of interest and disclosure of trade secrets, and requiring all new employees to sign an integrity and compliance commitment letter. At the same time, the Company strictly implements the *Anti-Corruption Policy*, the *Code of Business Conduct and Ethics* and the *Supplier Guidelines*, extending integrity requirements to all employees, suppliers and partners.

Business ethics audit

The Company established a Discipline Supervision Committee as the specialized body responsible for disciplinary oversight, with subordinate Network and Integrity Supervision Offices responsible for specific implementation functions. The Discipline Supervision Committee independently exercises investigation and audit powers in accordance with the law, including reviewing and sealing financial and accounting records and commercial contracts of investigated entities, and interviewing relevant parties. In 2025, the Company carried out 4 economic responsibility audit projects and 5 special audit projects, and handled 11,355 supervision work orders, focusing on risk identification in core areas such as revenue, assets and costs. In addition, the Company conducted 31 rounds of integrity reviews, involving 1,202 key-position personnel, and through internal self-inspection discovered 30 cases of internal embezzlement or bribery violations and 4 cases of conflicts of interest violations. All violations were dealt with seriously in accordance with Company policy, and follow-up progress continues to be tracked. With respect to embezzlement identified in 2024, the Company transferred the relevant leads to the competent authorities in that year and actively cooperated with the investigation. The relevant judicial procedures are still ongoing, and no cases have yet been concluded. As of the end of the Reporting Period, no new litigation cases arising from embezzlement had been filed.

Reporting mechanism

ZTO Express has established a 24-hour, multi-channel and strictly protected reporting system to encourage employees and business partners to proactively report violations.

▣ Diversified reporting channels

The Company has established smooth reporting channels, which are also available on the official website, covering telephone, online, email and physical mail:



Telephone reporting — 18930660110

Email reporting — lianzheng@zto.com

Mobile reporting — the Integrity Supervision Reporting module in the ZTO BaoHe app; drivers may also report through the YouTrans app

Mail reporting — sent to the Network and Integrity Supervision Office at Shanghai headquarters


◙ Reporting acceptance and closed-loop handling

We established a unified clue acceptance mechanism under which all reporting clues are centrally received by the Integrity Supervision Department, assigned to designated personnel for follow-up, and responded to after handling is completed. Clues that fall outside the scope of acceptance are promptly transferred to the relevant departments for handling. In 2025, the Company accepted a total of 1,015 reporting clues of various types, of which 860 were valid, resulting in 60 filed cases.

◙ Whistleblower protection and rewards

We established and continuously improved a whistleblower protection and incentive mechanism, explicitly requiring audit and supervision personnel to strictly protect whistleblower information, with all relevant personnel required to sign confidentiality undertakings. Retaliation against whistleblowers by any unit or individual is strictly prohibited. Once discovered, such conduct will result in serious disciplinary accountability and, where it constitutes a crime, will be transferred to the judicial authorities for handling in accordance with the law. In addition, based on the results of case investigation and handling, the Company grants corresponding rewards to whistleblowers who have made meritorious contributions.

Business ethics training

We have established a comprehensive and multi-level business ethics training system covering all levels from Board members and management to ordinary employees. In 2025, through a combination of regular communication and dedicated intensive campaigns, the Company further embedded a culture of integrity into daily operations, effectively moving the supervision threshold forward, addressing issues at an early stage, preventing minor problems from escalating, and continuously strengthening the ideological defense against corruption.

 **Key performance**

As of the end of the Reporting Period, the Company had carried out **143** integrity promotion activities throughout the year, covering approximately **8,000** employee participant-times, produced **2** short films, and conducted **22** integrity interviews with employees at various levels.

For all employees

Anti-corruption policies and related systems are incorporated into new employee onboarding training and regular training. Integrity and compliance tests were organized across all functional centers and administrative areas throughout the network, with a total of 28,000 participants, using testing to promote learning and ensure that the systems are fully understood and internalized.



For the Board and management

Each year, we engage external professional institutions to provide all directors with training on risk management and duty performance, thereby enhancing governance capabilities. We also convene special meetings for integrity supervisors to explain working standards in detail and clarify their supervisory rights and obligations.



The third "Clean Action" integrity education and publicity week

From December 15 to 19, 2025, ZTO successfully held the third Clean Action – Integrity Education and Publicity Week. This year's publicity week featured diverse formats and substantial content, including integrity-themed work selection, training on ethical conduct and compliance management, screenings of integrity microfilms and integrity messages, a supplier compliance forum, training for Party organization secretaries across the network, anti-fraud training, special meetings for integrity supervisors, visits to integrity education bases, and themed garden activities. The event aimed to comprehensively enhance employees' awareness of ethical conduct, strengthen the compliance management concepts of outlets and suppliers, and actively foster a clean, upright and self-disciplined corporate ecosystem.

 

Data security and privacy protection

As an express delivery enterprise, data security and privacy protection are the lifeline for safeguarding user trust. We always adhere to the compliance baseline, have built a top-down data security governance structure, and created a comprehensive defense-in-depth system. Through sound governance mechanisms and technical safeguards, we are committed to building a strong security defense line across the full life cycle of data and effectively protecting the trust and rights of every user.

• Information security management system

Policy

We strictly comply with the *Cybersecurity Law of the People's Republic of China*, the *Data Security Law of the People's Republic of China*, and the *Personal Information Protection Law of the People's Republic of China*. We have revised a number of core systems, including the *ZTO Express Personal Information Protection Management Measures*, the *ZTO Express Data Security Management System*, the *ZTO Express Information Security Incident Management Measures, and the ZTO Express Account and Permission Management Measures*. We have also formulated and issued the *ZTO Express Privacy Policy*, making a public commitment to users by clearly informing them of the types of information collected and their specific purposes, and promising to share information with third parties only where required by laws and regulations and in necessary scenarios. The Company strictly limits information retention periods and undertakes to delete or anonymize customer information once the retention period expires or the purpose of storage has been achieved, thereby reducing privacy leakage risks at the source. The Company is committed to continuously improving its information security system and continuously monitoring and responding to information security threats through a series of risk prevention and control measures, so as to ensure data integrity and confidentiality. Our privacy policy applies to all Group operations, third parties and partners. In addition, we established the *Technology and Information Center Red Line System* to regulate employees' basic conduct, define prohibited conduct boundaries, and impose penalties such as deduction of quarterly performance-based pay, demotion, salary reduction and termination of employment contracts for violations of Company rules and regulations.

Management

The Company established an Information Security Committee, chaired by the Executive President, to coordinate data security strategy across the entire network. Under the committee, the Information Security Department serves as the management level, while Group functional departments serve as the execution level, forming a top-down three-tier governance structure. In accordance with ISO international standards, we conduct regular internal and external audits, as well as monthly special inspections covering areas such as account security, data leakage and dissemination of sensitive information. In 2025, the Company successfully passed the annual audits for the ISO 27001 Information Security Management System and the ISO 27701 Privacy Information Management System, and obtained accreditation marks from the China National Accreditation Service for Conformity Assessment (CNAS) and the ANSI National Accreditation Board (ANAB).

Key performance

During the Reporting Period, more than **70** information security audits were conducted

11 internal monthly information security audits were completed, with no major risk items identified

1 internal ISMS and PIMS audit was completed, with no major non-conformities identified

The core business systems passed the Level III evaluation under the Multi-level Protection Scheme for Cybersecurity

	Composition	Responsibilities
Decision-making level Information Security Committee	chaired by the Group Executive President, with members comprising the heads of various headquarters functional centres and management centres across all provincial regions nationwide	serving as the highest decision-making body, responsible for reviewing and approving policies and overall plans on cybersecurity and data security, and making final decisions on and exercising oversight over major security matters
Management level Information Security Department	the Security Platform Team the Security R&D Team the Security Operations Team	serving as the core management body, responsible for planning and implementing security policies, as well as undertaking day-to-day cyber and data security management, security operations and maintenance, and emergency response to incidents
Execution level Cross-departmental coordination mechanism	comprising functional departments including the Group Operations and Maintenance Department, Monitoring Centre and Security Management Centre	under the unified coordination of the Information Security Department, responsible for ensuring foundational physical environment security, including data centre security, site security and power supply security

Performance appraisal

The Company has established a performance appraisal mechanism that combines rewards and penalties, directly linking training and assessment results to employee performance, promotion and confirmation of employment. New employees, existing employees and R&D personnel are required to pass basic onboarding security assessments, annual routine security assessments and code architecture-specific security assessments, respectively. A red-line system for security violations is strictly enforced, and violators are dealt with seriously. At the same time, a clear reward mechanism is in place under which bonuses are directly granted to employees who provide security clues or report issues, thereby strengthening security accountability awareness across the workforce.

• Information security risk management

We have established a normalized information security risk assessment and technical defense mechanism to ensure that all new businesses undergo rigorous privacy compliance reviews prior to launch, thereby identifying and mitigating risks at the source.

Cybersecurity



Disaster recovery policies, plans and procedures

We have developed disaster recovery plans covering all core systems. During the Reporting Period, we conducted full-chain switchover drills spanning network, access, application and data layers. The drills achieved disaster recovery for 10% of normal traffic and "zero-failure" switchover across more than 40 core business applications, validating the system's rapid recovery capability under extreme conditions.

Proactive defense and API governance

We developed API security management tools to enforce authentication for all exposed APIs, and conducted regular vulnerability scanning and risk alerting. This enables proactive, dynamic protection across the entire API lifecycle.

Live attack-and-defense drills

We participate annually in national-level and municipal-level cybersecurity attack-and-defense exercises to validate our defensive capabilities through real-world scenarios.

Data security



Encrypted storage of core data

Seventeen new encryption scenarios were implemented, completing encryption upgrades for core sensitive data, including big data order data, delivery data, CRM systems, personnel records and contact directories, thereby preventing unauthorized access at the source.



Zero-trust account system

We established real-time interception mechanisms for abnormal logins (including cross-region logins, cookie hijacking and account sharing), and introduced secondary verification for new devices to prevent account compromise.



Personal information protection



Incident and vulnerability management

Information security incidents are reported and handled in accordance with the *ZTO Express Information Security Incident Management Measures*, while vulnerabilities are identified and remediated in accordance with the *Online Information System Security Vulnerability Management Regulations*.

Privacy policy and risk assessment

We formulated the *Personal Information Protection Impact Assessment Measures*, incorporating privacy risks into the Group's overall risk management framework. Disciplinary actions and management procedures for privacy violations are implemented in accordance with the *Technology and Information Center Red Line System*.

We have established a systematic and standardized information security incident response process to ensure rapid response and effective handling of security incidents while minimizing impact. General and major incidents are submitted to the Information Security Committee for review and record, while major incidents are escalated to the Committee for re-examination and final approval.

Key performance

In 2025,

There were **0** incidents of information security breaches within the company;

There were **0** incidents of breaches involving customers' personal data identified by external audits;

No significant adverse impacts resulting from breaches occurred



Information security incident occurs
Incident intake and preliminary assessment
Whether it is a valid information security incident
Yes
No
Preliminary assessment of incident impact
Incident investigation and preliminary determination of responsibility
Case escalation by level and review
Decision and implementation of rewards and penalties
Closed

ZTO Express Information Security Incident Handling Procedures

Information security training and empowerment

We integrate information security training into routine employee training and impose higher requirements on personnel in key positions. Each year, we conduct two key information security training initiatives and at least one management review to continuously strengthen organization-wide awareness and capabilities. As a core component of onboarding, employees who fail the assessment are not confirmed in their positions until they pass a retake. Those who fail again are disqualified from promotion applications and required to retake relevant training courses.



Key performance

100% participation rate in information security awareness training for the Group's functional staff

100% participation rate and **100%** pass rate in security technical training

Information Security Enhancement Month

Leveraging the "ZTO Academy" platform, we launched online training focusing on phishing prevention and anti-fraud. Awareness campaigns were also carried out via internal communication channels, posters, manuals and promotional materials, supplemented by security inspection tasks and surveys. During the campaign, nearly 10,000 sets of safety awareness materials were distributed, with an overall completion rate exceeding 90%. The completion rates for the signing of Information Security Commitment Letters, information security awareness training and assessments, and self-inspections for potential risks all exceeded 98%. A total of 1,298 *Information Security Commitment Letters* were signed by heads of first-tier outlets, and 5,121 *Information Security Self-inspection Checklist* were completed by key personnel across the network. Participation in basic security training and examinations throughout the network exceeded 13,000 person-times.

Information Security Awareness Week

Using edutainment-driven formats such as booths, games, and quizzes, we promoted key cybersecurity practices and raised awareness of emerging threats. A total of 20 thematic updates were distributed via the Company's information security service account, with 4,588 effective person-times in participation across the network.



Information security training and empowerment

Appendix I: Summary of key performance indicators

Key Performance Indicators	Unit	2023	2024	2025
Business performance				
Parcel volume	100 million parcels	302	340	385
Number of service outlets	Outlets	31,000	31,000	31,000
Number of domestic sorting hubs	Outlets	99	95	93
Number of automated sorting equipment	Sets	464	596	781
Number of line-haul vehicles	Vehicles	10,000	10,000	10,000
Number of line-haul Routes	Routes	3,900	3,900	3,800
Number of high-capacity trailer trucks	Vehicles	9,200	9,400	9,700
Environmental				
Energy consumption[15]				
Direct energy consumption	Tons of Standard Coal Equivalent	648,856.31	681,496.33	719,154.34
Indirect energy consumption	Tons of Standard Coal Equivalent	83,763.42	94,074.06	110,820.65
Total energy consumption	Tons of Standard Coal Equivalent	732,619.73	775,570.39	829,974.99
Renewable energy consumption	MWh	26,010	36,890	83,210
Total energy consumption intensity	Tons of Standard Coal Equivalent/RMB10,000 of Revenue	0.191	0.175	0.169
Direct energy consumption intensity	Tons of Standard Coal Equivalent/RMB10,000 of Revenue	0.169	0.154	0.146
Indirect energy consumption intensity	Tons of Standard Coal Equivalent/RMB10,000 of Revenue	0.022	0.021	0.023
GHG emissions				
Direct emissions (Scope 1)	$MtCO_2e$	1,402,275	1,497,388	1,558,444
Indirect emissions (Scope 2-location-based)	$MtCO_2e$	388,692	410,742	434,298
Other indirect emissions (Scope 3) — Slim tape	$MtCO_2e$	2,151	2,655	3,393
Other indirect emissions (Scope 3) — Waybills	$MtCO_2e$	54,537	70,298	79,614
Other indirect emissions (Scope 3) — Other	$MtCO_2e$	98,277	117,390	126,993
Total GHG emissions (Scope 1+Scope 2-location-based + Scope 3)	$MtCO_2e$	1,945,932	2,098,473	2,202,743
GHG emissions intensity	kg CO_2e/RMB 10,000 of Revenue	507	474	449
GHG emissions intensity	kg CO_2e/parcel (Scope 1 + Scope 2)	0.059	0.056	0.052

Key Performance Indicators	Unit	2023	2024	2025
Water resources				
Water withdrawal	10,000 metric tons	742	758	806
Wastewater discharge	10,000 metric tons	516.6	720	765
Water consumption	10,000 metric tons	27.2	38	40
Water consumption intensity	Metric tons/million RMB of Revenue	5.67	8.56	8.15
Waste				
Total non-hazardous waste	Metric tons	9,464	11,696	9,098
Non-hazardous waste intensity	Metric tons/million RMB of Revenue	0.246	0.264	0.185
Total hazardous waste	Metric tons	98	121	105
Hazardous waste intensity	Metric tons/million RMB of Revenue	0.002	0.003	0.002
Air emissions				
Sulfur oxides	Metric tons	8.40	8.85	8.72
Nitrogen oxides	Metric tons	7,313	7,364	7,286
Particulate matter	Metric tons	624	639	635
Packaging materials				
Total packaging materials used	Metric tons	64,617	86,688	93,086
Packaging materials intensity	Metric tons/million RMB of Revenue	1.682	1.958	1.896
Usage rate of electronic waybills	%	100	100	100
Cumulative number of reusable green transfer bags	10,000 bags	4,415	5,343	6,019
Proportion of slim tape procured by the headquarters %	%	100	100	100
Environmental training				
Environmental training	Sessions	12	13	26
Social				
Workforce profile				
Total number of employees	Person	23,554	24,477	23,399
Full-time employees	Person	23,554	24,477	23,399

15 Energy consumption was calculated with reference to the national standard of the People's Republic of China *GB/T 2589-2020 General Rules for Calculation of Comprehensive Energy Consumption*. To improve the completeness and accuracy of energy data, during the Reporting Period, we incorporated photovoltaic power generation into the statistical scope of comprehensive energy consumption in accordance with *GB/T 45482-2025 General Rules for Confirmation and Accounting of Comprehensive Energy Consumption of Enterprises*. On this basis, the total comprehensive energy consumption and total indirect energy consumption disclosed in this Report include renewable energy consumption, which differs from the statistical scope used in previous years. The Company will maintain the consistency and continuity of this statistical scope in subsequent reporting periods to ensure data comparability.


Key Performance Indicators	Unit	2023	2024	2025
Part-time employees	Person	0	0	0
Percentage of temporary workers	%	/	/	0
Male employees	Person	15,072	15,636	15,053
Percentage of male employees	%	64.0	63.9	64.3
Female employees	Person	8,482	8,841	8,346
Percentage of female employees	%	36.0	36.1	35.7
Employees aged 29 and below	Person	5,771	6,191	5,597
Employees aged 30 to 50	Person	15,031	15,216	14,197
Employees aged above 50	Person	2,752	3,070	3,605
Employees of China region（including HongKong, Macao and Taiwan）	Person	/	/	22,915
Employees of overseas region	Person	/	/	484
Employees of Cambodia region	Person	/	/	327
Employees of Laos region	Person	/	/	150
Employees of Thailand region	Person	/	/	4
Employees of Myanmar region	Person	/	/	3
Employees of Chinese nationality (including Hong Kong, Macao and Taiwan)	Person	23,103	24,104	23,009
Foreign employees	Person	451	373	390
Cambodian employees	Person	278	274	274
Lao employees	Person	86	95	112
Thai employees	Person	30	2	2
U.S. employees	Person	1	1	1
Japanese employees	Person	1	1	1
Percentage of ethnic minority employees	%	5.9	6.2	6.9
Percentage of ethnic minority employees in junior management	%	/	/	15.3
Percentage of ethnic minority employees in middle management	%	/	/	8.9
Percentage of ethnic minority employees in senior management	%	/	/	0.3
Percentage of employees with disabilities	%	0.2	0.2	0.2
Employee turnover rate	%	24.3	23.4	21.1

Key Performance Indicators	Unit	2023	2024	2025
Voluntary employee turnover rate	%	24.2	23.3	18.0
Male employee turnover rate	%	22.4	22.2	19.9
Female employee turnover rate	%	27.5	25.3	23.2
Ethnic minority employee turnover rate	%	29.9	32.9	28.8
Turnover rate of employees aged 29 and below	%	35.2	34.5	32.1
Turnover rate of employees aged 30 to 50	%	20.1	19.0	16.9
Turnover rate of employees aged above 50	%	19.0	17.0	18.0
Employee turnover rate of China region (including HongKong, Macao and Taiwan)	%	/	/	21.32
Employee turnover rate of Cambodia region	%	/	/	0
Employee turnover rate of Laos region	%	/	/	23.86
Employee turnover rate of Thailand region	%	/	/	0
Employee turnover rate of Myanmar region	%	/	/	0
Turnover rate of employees of Chinese nationality (including Hong Kong, Macao and Taiwan)	%	22.9	23.3	21.3
Foreign employee turnover rate	%	60.9	25.7	22.2
Cambodian employee turnover rate	%	20.1	0	0
Lao employee turnover rate	%	27.1	35.4	22.2
Thai employee turnover rate	%	81.0	93.8	0
Frontline employee turnover rate	%	25.6	24.7	25.1
Junior management turnover rate	%	/	/	10.4
Middle management turnover rate	%	13.4	11.9	7.1
Senior management turnover rate	%	8.2	4.8	2.2
Occupational health and safety				
Lost Time Injury Frequency Rate (LTIFR) per million hours worked	Million hours worked	1.40	1.44	1.44
Number of work-related fatalities employees	Person	8	6	3
Rate of work-related fatalities	%	0.03	0.02	0.01
Lost days due to work-related injuries	Days	1,147	1,161	1,057
Employee training				
Number of employee training sessions	Training sessions	302	1,030	1,714


Key Performance Indicators	Unit	2023	2024	2025
Total employee training hours	Hours	194,780	317,971	361,959
Employee training coverage	%	41	77	77
Total training attendances	Attendances	12,661	34,643	39,475
Total number of employees trained	Person	9,739	18,819	17,969
Average training hours per employee	Hours	20	13	16
Training investment per employee	RMB	134	73	111
Return on human capital investment	/	2.3	2.5	2.8
Average training hours of male employees	Hours	14	12	15
Number of male employees trained	Person	6,431	13,110	12,934
Percentage of male employees trained	%	66	70	72
Average training hours of female employees	Hours	26	15	16
Number of female employees trained	Person	3,308	5,709	5,035
Percentage of female employees trained	%	34	30	28
Average training hours of senior management	Hours	13	13	15
Number of senior management personnel trained	Person	189	126	129
Percentage of senior management personnel trained	%	2	1	1
Average training hours of middle management	Hours	18	6	8
Number of middle management personnel trained	Person	2,026	2,008	2,359
Percentage of middle management personnel trained	%	21	11	13
Average training hours of frontline employees	Hours	28	14	17
Number of frontline employees trained	Person	7,524	16,685	15,481
Percentage of frontline employees trained	%	77	89	86
Average training hours of employees aged 29 and below	Hours	15	10	8
Number of employees aged 29 and below trained	Person	/	/	5,024
Average training hours of employees aged 30 to 50 (including age 50)	Hours	38	16	20
Number of employees aged 30 to 50 (including age 50) trained	Person	/	/	11,939
Average training hours of employees aged above 50	Hours	7	5	9
Number of employees aged above 50 trained	Person	/	/	1,005
Number of ethnic minority employees trained	Person	/	/	3,088

Key Performance Indicators	Unit	2023	2024	2025
Customer service				
Customer satisfaction	Score	96.03	96.93	97.36
Suppliers				
Total number of suppliers	Suppliers	7,394	7,215	7,309
North China	Suppliers	/	/	1,111
East China	Suppliers	/	/	2,729
Central China	Suppliers	/	/	820
South China	suppliers	/	/	968
Southwest China	Suppliers	/	/	745
Northwest China	Suppliers	/	/	507
Northeast China	Suppliers	/	/	380
Hong Kong, Macao and Taiwan	Suppliers	/	/	33
Overseas	Suppliers	/	/	16
Governance				
Number of information security non-compliance incidents	Cases	0	/	0
Percentage of customers whose data was used for secondary purposes	%	/	/	0
Internal corruption or bribery non-compliance incidents identified through self-inspection cases	Cases	39	30	30

Appendix II: Index of ESG indicators

Subject Areas, Aspects, General Disclosures and KPIs		Location in the 2025 Sustainability Report	Explanation/Remarks
Part A: Introduction			
The Code	Requirements		
	(1) Part B of this Code sets out the mandatory disclosure requirements that must be included in the ESG report.	Index of ESG indicators	/
	(2) Part C of this Code sets out the "comply or explain" provisions that an issuer is required to report in the ESG report on a "comply or explain" basis.	Index of ESG indicators	/
	(3)(a) Governance – the governance process, controls and procedures an issuer uses to monitor, manage and oversee climate-related risks and opportunities;	Climate change response (Governance)	/
	(3)(b) Strategy – an issuer's strategy for managing climate-related risks and opportunities;	Climate change response (Strategy)	/
	(3)(c) Risk management – the process an issuer uses to identify, assess, prioritise and monitor climate-related risks and opportunities;	Climate change response (Risk management)	/
	(3)(d) Metrics and targets – the metrics and targets used to understand performance in relation to climate-related risks and opportunities, including progress towards any climate-related targets set, and any targets required to be met by law or regulation.	Climate change response (Metrics and targets)	/
	An issuer must report on the "comply or explain" provisions of this Code. If the issuer does not report on one or more of these provisions, it must provide considered reasons in its ESG report.	Index of ESG indicators	/
	(1) An issuer must publish its ESG report on an annual basis and regarding the same period covered in its annual report. An ESG report may be presented as information in the issuer's annual report or in a separate report. The ESG report must be published on the Exchange's website and the issuer's website.	About This Report	/
	(2)(a) An issuer must provide the ESG report to its shareholders using electronic means; (b)The issuer shall publish the ESG report at the same time as the publication of the annual report.	About This Report	/
	The Exchange encourages an issuer to identify and disclose additional ESG issues and KPIs that reflect the issuer's significant environmental and social impacts; or substantially influence the assessments and decisions of stakeholders. In assessing these matters, the issuer should engage stakeholders on an ongoing basis in order to understand their views and better meet their expectations.	Stakeholder engagement; Summary of key performance indicators	/
	The issuer may refer to existing international ESG reporting guidance for its relevant industry or sector.	About This Report	/
	The issuer may seek independent assurance to strengthen the credibility of the ESG information disclosed.	/	The ESG-related data disclosed in this Report were compiled and prepared based on the Company's internal statistical systems, operating records and standardised accounting methodologies. The Company has established a cross-departmental data review mechanism to ensure the accuracy and traceability of key indicators. Looking ahead, the Company will improve cooperation with external professional institutions, gradually advance third-party verification of key ESG performance indicators, and introduce a comprehensive assurance mechanism in due course to enhance the transparency and credibility of this Report.
	The Board has overall responsibility for the issuer's ESG strategy and reporting.	ESG governance structure	/

Subject Areas, Aspects, General Disclosures and KPIs		Location in the 2025 Sustainability Report	Explanation/Remarks
Reporting principles	(i) Materiality: The threshold at which ESG issues determined by the board are sufficiently important to investors and other stakeholders that they should be reported. An issuer must disclose information about climate-related risks and opportunities that could reasonably be expected to affect its cash flows, its access to finance or cost of capital over the short, medium or long term.	About this Report; Climate change response (Strategy)	/
	(ii) Quantitative: KPIs in respect of historical data need to be measurable. The issuer should set targets to reduce a particular impact. Quantitative information should be accompanied by a narrative, explaining its purpose, impacts, and giving comparative data where appropriate.	Climate change response (Metrics and targets)	/
	(iii) Balance: The ESG report should provide an unbiased picture of the issuer's performance.	About This Report	/
	(iv) Consistency: The issuer should use consistent methodologies to allow for meaningful comparisons of ESG data over time.	About This Report	/
Complementing ESG discussions in the Business Review section of the Directors' Report	(i)environmental (including climate-related) policies and performance; (ii) compliance with the relevant laws and regulations that have a significant impact on the issuer; and (iii) key relationships with its employees, customers and suppliers and others that have a significant impact on the issuer and on which the issuer's success depends.	Practicing Green Development, Building Low-Carbon Logistics; Driving Innovation Engines, Elevating Customer Service; Deepening Talent Development, Safeguarding Workplace Well-being; Synergizing Stakeholder Value, Creating a Responsible Ecosystem; Consolidating Governance Foundations, Strengthening Compliance Defenses	Those parts supplement the relevant section in the directors' report, including: (i)A discussion of the environmental (including climate-related) policies and performance; (ii)A discussion of the compliance with relevant laws and regulations that have a significant impact on us; (iii)An account of the key relationships with our employees, customers and suppliers and others that have a significant impact on us and on which our success depends.
Part B: Mandatory Disclosure Requirements			
Governance structure	Requirements		
	(i) a disclosure of the board's oversight of ESG issues;	ESG governance structure	/
	(ii) the board's ESG management approach and strategy, including the process used to evaluate, prioritise and manage material ESG-related issues; and	ESG governance structure; Climate change response (Governance)	/
	(iii) how the board reviews progress made against ESG-related goals and targets with an explanation of how they relate to the issuer's businesses.	ESG governance structure; Climate change response (Governance)	/
Reporting principles	Materiality: (i) the process to identify and the criteria for the selection of material ESG factors; (ii) if a stakeholder engagement is conducted, a description of significant stakeholders identified, and the process and results of the issuer's stakeholder engagement.	Stakeholder engagement; Materiality assessment	/
	Quantitative: Information on the standards, methodologies, assumptions and/or calculation tools used, and source of conversion factors used, for the reporting of emissions/energy consumption should be disclosed.	Climate change response (Metrics and targets)	/
	Consistency: The issuer should disclose in the ESG report any changes to the methods or KPIs used, or any other relevant factors affecting a meaningful comparison.	About This Report	/
Reporting boundary	A narrative explaining the reporting boundaries of the ESG report.	About This Report	/


Subject Areas, Aspects, General Disclosures and KPIs		Location in the 2025 Sustainability Report	Explanation/Remarks
Part C: "Comply or explain" Provisions			
A. Environmental			
Aspect A1: Emissions			
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.	Environmental management	/
KPI A1.1	The types of emissions and respective emissions data.	Summary of key performance indicators	/
KPI A1.3	Total hazardous waste produced (in tonnes) and intensity.	Summary of key performance indicators	/
KPI A1.4	Total non-hazardous waste produced (in tonnes) and intensity.	Summary of key performance indicators	/
KPI A1.5	Description of emissions target(s) set and steps taken to achieve them.	Environmental management; Low-carbon logistics; Green packaging	The Company fully recognises the environmental and climate impacts arising from emissions generated in logistics transportation and warehousing operations. Although the Company has not yet set specific quantitative waste emissions targets, it is accelerating its green and low-carbon transition, actively promoting new energy vehicles, and optimising its transportation network and green warehousing development. To further strengthen this work, the Company will continue to improve its internal mechanisms for energy and emissions data collection and statistics, assess the feasibility of setting emissions reduction targets, and enhance the completeness and transparency of relevant disclosures.
KPI A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	Environmental management	A certain amount of operational waste may be generated in the course of express delivery operations, in particular the potential environmental impacts associated with the use of packaging materials. Although the Company has not yet set specific quantitative waste reduction targets, it has continued to promote packaging reduction and recycling through systematic measures. As part of these efforts, the Company will prioritise improving the statistical system for hazardous and non-hazardous waste, assess the feasibility of setting waste reduction targets, work with partners to advance innovative models for packaging recycling and waste disposal, and continue enhancing the transparency of waste management.

Subject Areas, Aspects, General Disclosures and KPIs		Location in the 2025 Sustainability Report	Explanation/Remarks
Aspect A2: Use of Resources			
General Disclosure	Policies on the efficient use of resources, including energy, water and other raw materials.	Environmental management	/
KPI A2.1	Direct and/or indirect energy consumption by type in total (kWh in '000s) and intensity.	Climate change response (Metrics and targets)	/
KPI A2.2	Water consumption in total and intensity.	Summary of key performance indicators	/
KPI A2.3	Description of energy use efficiency target(s) set and steps taken to achieve them.	Environmental management	Energy consumption is a significant source of environmental impact in logistics operations. Although the Company has not yet established specific quantitative energy use efficiency targets, it is continuously improving energy efficiency through technological upgrades and operational optimisation. To further strengthen energy management, the Company will prioritise improving the categorised statistical analysis of energy consumption and baseline calculation, assess the feasibility of setting energy efficiency improvement targets, and continue enhancing the systematic nature and transparency of energy management.
KPI A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	Environmental management	At present, the Company has not yet established specific quantitative water efficiency targets. However, it is promoting water conservation and efficient utilisation through fundamental management measures and technical improvements. As part of these efforts, the Company will advance water consumption data collection and baseline establishment at core operating sites, assess the feasibility of setting water efficiency targets, and continue enhancing the systematic nature and transparency of water management.
KPI A2.5	Total packaging material used for finished products (in tonnes) and with reference to per unit produced.	Summary of key performance indicators	/
Aspect A3: The Environment and Natural Resources			
General Disclosure	Policies on minimising the issuer's significant impacts on the environment and natural resources.	Environmental management	/
KPI A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	Environmental management; Climate change response; Low-carbon logistics; Green packaging	/


Subject Areas, Aspects, General Disclosures and KPIs		Location in the 2025 Sustainability Report	Explanation/Remarks
B. Social			
Aspect B1: Employment			
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.	Safeguarding employee rights and interests	/
KPI B1.1	Total workforce by gender, employment type (for example, full- or parttime), age group and geographical region.	Summary of key performance indicators	/
KPI B1.2	Employee turnover rate by gender, age group and geographical region.	Summary of key performance indicators	/
Aspect B2: Health and Safety			
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.	Safeguarding occupational health	/
KPI B2.1	Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	Summary of key performance indicators	/
KPI B2.2	Lost days due to work injury.	Summary of key performance indicators	/
KPI B2.3	Description of occupational health and safety measures adopted, and how they are implemented and monitored.	Safeguarding occupational health	/
Aspect B3: Development and Training			
General Disclosure	Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities. Note: Training refers to vocational training. It may include internal and external courses paid by the employer.	Empowering employee development	/
KPI B3.1	The percentage of employees trained by gender and employee category.	Summary of key performance indicators	/
KPI B3.2	The average training hours completed per employee by gender and employee category.	Summary of key performance indicators	/
Aspect B4: Labour Standards			
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labour.	Safeguarding employee rights and interests	/
KPI B4.1	Description of measures to review employment practices to avoid child and forced labour.	Safeguarding employee rights and interests	/
KPI B4.2	Description of steps taken to eliminate such practices when discovered.	Safeguarding employee rights and interests	/

Subject Areas, Aspects, General Disclosures and KPIs		Location in the 2025 Sustainability Report	Explanation/Remarks
Aspect B5: Supply chain management			
General Disclosure	Policies on managing environmental and social risks of the supply chain.	Sustainable supply chain	/
KPI B5.1	Number of suppliers by geographical region.	Summary of key performance indicators	/
KPI B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	Sustainable supply chain	/
KPI B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	Sustainable supply chain	/
KPI B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	Sustainable supply chain	/
Aspect B6: Product responsibility			
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress.	Serving customers with dedication	/
KPI B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	Not applicable	As the Company is a logistics service provider, it does not participate in the production, design, sale or quality control of goods, nor does it own the goods transported. Therefore, the Company is not responsible for recalls or withdrawals arising from product safety or health issues, and this KPI is not applicable to the Company's operations.
KPI B6.2	Number of products and service related complaints received and how they are dealt with.	Serving customers with dedication	/
KPI B6.3	Description of practices relating to observing and protecting intellectual property rights.	Consolidating the foundation for innovation	/
KPI B6.4	Description of quality assurance process and recall procedures.	Not applicable	As the Company is a logistics service provider, it does not participate in the production, design, sale or quality control of goods, nor does it own the goods transported. Therefore, the Company is not responsible for recalls or withdrawals arising from product safety or health issues, and this KPI is not applicable to the Company's operations.
KPI B6.5	Description of consumer data protection and privacy policies, and how they are implemented and monitored.	Data security and privacy protection	/


Subject Areas, Aspects, General Disclosures and KPIs		Location in the 2025 Sustainability Report	Explanation/Remarks
Aspect B7: Anti-corruption			
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.	Ensuring operational compliance	/
KPI B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	Ensuring operational compliance	/
KPI B7.2	Description of preventive measures and whistle-blowing procedures, and how they are implemented and monitored.	Ensuring operational compliance	/
KPI B7.3	Description of anti-corruption training provided to directors and staff.	Ensuring operational compliance	/
B. Community			
Aspect B8: Community investment			
General Disclosure	Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.	/	At present, the Company has not yet formulated a standalone policy in this area. Nevertheless, the Company has always attached importance to the impact of its operations on local communities, and has actively responded to community concerns and supported local development through various initiatives such as charity, disaster relief, community support and educational assistance etc. Building on these efforts, the Company will systematically review its existing practices and, with reference to international frameworks such as GRI and ISO 26000, gradually establish institutionalised policies and mechanisms for community communication and engagement so as to ensure that its business activities better take community interests into account.
KPI B8.1	Focus areas of contribution.	Serving national strategies; Caring for society and people's well-being	/
KPI B8.2	Resources contributed to the focus area.	Caring for society and people's well-being	/
Part D: Climate-related disclosures			
Disclosure Obligation	An issuer must report on the climate-related disclosures set out in this part in the ESG report on a "comply or explain" basis. An issuer who has yet to disclose information required under any of the provisions must provide considered reasons for non-disclosure.	Index of ESG indicators	/
	An issuer must disclose its Scope 1 greenhouse gas emissions and Scope 2 greenhouse gas emissions pursuant to paragraphs 28(a), 28(b) and 29 on a mandatory basis.	Climate change response (Metrics and targets)	/

Subject Areas, Aspects, General Disclosures and KPIs			Location in the 2025 Sustainability Report	Explanation/Remarks
Governance	(a) Information about the governance body(s) or individual(s) responsible for oversight of climate-related risks and opportunities:	(i) how the body(s) or individual(s) determines whether appropriate skills and competencies are available or will be developed to oversee strategies designed to respond to climate-related risks and opportunities;	Climate change response (Governance)	/
		(ii) how and how often the body(s) or individual(s) is informed about climate-related risks and opportunities;	Climate change response (Governance)	/
		(iii) how the body(s) or individual(s) takes into account climate-related risks and opportunities when overseeing the issuer's strategy, its decisions on major transactions, and its risk management processes and related policies;	Climate change response (Strategy)	/
		whether the body(s) or individual(s) has considered trade-offs associated with those risks and opportunities;	Climate change response (Strategy)	/
		(iv) how the body(s) or individual(s) oversees the setting of targets related to climate-related risks and opportunities, and monitors progress towards those targets, including whether and how related performance metrics are included in remuneration policies.	Climate change response (Governance; Metrics and targets)	/
	(b) Management's role in the governance processes, controls and procedures used to monitor, manage and oversee climate-related risks and opportunities, including information about:	(i) whether the role is delegated to specific management-level positions or a management-level committee,	Climate change response (Governance)	/
		how oversight is exercised over that position or committee;	Climate change response (Governance)	/
		(ii) whether management uses controls and procedures to support the oversight of climate-related risks and opportunities; and	Climate change response (Governance)	/
		if so, how these are integrated with other internal functions.	Climate change response (Governance)	/
Strategy	An issuer shall disclose information to enable an understanding of climate-related risks and opportunities that could reasonably be expected to affect the issuer's cash flows, its access to finance or cost of capital over the short, medium or long term.	(a)describe climate-related risks and opportunities that could reasonably be expected to affect the issuer's cash flows, its access to finance or cost of capital over the short, medium or long term;	Climate change response (Strategy)	/
		(b)explain, for each climate-related risk the issuer has identified, whether the issuer considers the risk to be a climate-related physical risk or climate-related transition risk;	Climate change response (Strategy)	/
		(c)specify, for each climate-related risk and opportunity the issuer has identified, over which time horizons – short, medium or long term – the effects of each climate-related risk and opportunity could reasonably be expected to occur; and	Climate change response (Strategy)	/
		(d)explain how the issuer defines 'short term', 'medium term' and 'long term' and how these definitions are linked to the planning horizons used by the issuer for strategic decision-making.	Climate change response (Strategy)	/


Subject Areas, Aspects, General Disclosures and KPIs			Location in the 2025 Sustainability Report	Explanation/Remarks
Strategy	An issuer shall disclose information that enables an understanding of the current and anticipated effects of climate-related risks and opportunities on the issuer's business model and value chain.	(a) a description of the current and anticipated effects of climate-related risks and opportunities on the issuer's business model and value chain; and	Climate change response (Strategy)	/
		(b) a description of where in the issuer's business model and value chain climate-related risks and opportunities are concentrated.	Climate change response (Strategy)	/
	(a) information about how the issuer has responded to, and plans to respond to, climate-related risks and opportunities in its strategy and decision-making, including how the issuer plans to achieve any climate-related targets it has set and any targets it is required to meet by law or regulation：	(i)current and anticipated changes to the issuer's business model;	Climate change response (Strategy)	/
		(ii)current and anticipated adaptation and mitigation efforts;	Climate change response (Strategy)	/
		(iii)any climate-related transition plan the issuer has (including information about key assumptions used in developing its transition plan, and dependencies on which the issuer's transition plan relies);or	Climate change response (Strategy)	/
		an appropriate negative statement where the issuer does not have a climate-related transition plan;	Not applicable	/
		(iv)how the issuer plans to achieve any climate-related targets, described in accordance with paragraphs 37 to 40; and	Climate change response (Metrics and targets)	/
	(b) information about how the issuer is resourcing, and plans to resource, the activities disclosed in accordance with paragraph 22(a).		Climate change response (Governance)	/
	An issuer shall disclose information about the progress of plans disclosed in previous reporting periods in accordance with paragraph 22(a).		Low-carbon logistics	/
	Current financial effect An issuer shall disclose qualitative and quantitative information about:	(a) how climate-related risks and opportunities have affected its financial position, financial performance and cash flows for the reporting period; and	Climate change response (Strategy)	At present, the Company has identified and assessed the principal risks and opportunities arising from climate change in relation to its business operations through scenario analysis, and has completed a qualitative assessment of the related financial effects. As climate-related financial effects involve multiple variables, such as carbon pricing mechanisms, energy transition pathways and regional policy differences, and as certain relevant data are still being accumulated and validated, the Company has not yet carried out precise quantitative financial measurement of each identified risk and opportunity at this stage. To support future quantitative analysis and disclosure of climate-related financial effects, the Company will continue to improve its data collection systems.

Subject Areas, Aspects, General Disclosures and KPIs			Location in the 2025 Sustainability Report	Explanation/Remarks
Strategy		(b) the climate-related risks and opportunities identified in paragraph 24(a) for which there is a significant risk of a material adjustment within the next annual reporting period to the carrying amounts of assets and liabilities reported in the related financial statements.	/	The Company has identified and assessed the principal physical and transition risks arising from climate change in relation to its business operations through scenario analysis. Based on currently foreseeable scenarios, the Company has assessed that these climate-related risks and opportunities are unlikely to result in a material adjustment to the carrying amounts of assets and liabilities reported in the financial statements in the next reporting year.
	Anticipated financial effect The issuer shall provide qualitative and quantitative disclosures about:	(a) how the issuer expects its financial position to change over the short, medium and long term, given its strategy to manage climate-related risks and opportunities, taking into consideration: its investment and disposal plans; and its planned sources of funding to implement its strategy;	Climate change response (Strategy)	At present, the Company has identified and assessed the principal risks and opportunities arising from climate change in relation to its business operations through scenario analysis, and has completed a qualitative assessment of the related financial effects. As climate-related financial effects involve multiple variables, such as carbon pricing mechanisms, energy transition pathways and regional policy differences, and as certain relevant data are still being accumulated and validated, the Company has not yet carried out precise quantitative financial measurement of each identified risk and opportunity at this stage. To support future quantitative analysis and disclosure of climate-related financial effects, the Company will continue to improve its data collection systems.
		(b) how the issuer expects its financial performance and cash flows to change over the short, medium and long term, given its strategy to manage climate-related risks and opportunities.	Climate change response (Strategy)	
	(a) the issuer's assessment of its climate resilience as at the reporting date：	(i)the implications of the issuer's assessment for its strategy and business model;	Climate change response (Strategy)	/
		(ii) the significant areas of uncertainty considered in the issuer's assessment of its climate resilience;	Climate change response (Strategy)	/
		(iii) the issuer's capacity to adjust, or adapt its strategy and business model to climate change over the short, medium or long term;	Climate change response (Strategy)	/
	(b) how and when the climate-related scenario analysis was carried out, including:	(i) information about the inputs used, including: (1) which climate-related scenarios the issuer used for the analysis and the sources of such scenarios;	Climate change response (Strategy)	/
		(2) whether the analysis included a diverse range of climate-related scenarios;	Climate change response (Strategy)	/
		(3) whether the climate-related scenarios used for the analysis are associated with climate-related transition risks or climate-related physical risks;	Climate change response (Strategy)	/
		(4) whether the issuer used, among its scenarios, a climate-related scenario aligned with the latest international agreement on climate change;	Climate change response (Strategy)	/

Subject Areas, Aspects, General Disclosures and KPIs			Location in the 2025 Sustainability Report	Explanation/Remarks
		(5) why the issuer decided that its chosen climate-related scenarios are relevant to assessing its resilience to climate-related changes, developments or uncertainties;	Climate change response (Strategy)	/
		(6) time horizons the issuer used in the analysis; and	Climate change response (Strategy)	/
		(7) what scope of operations the issuer used in the analysis;	Climate change response (Strategy)	/
		(ii) the key assumptions the issuer made in the analysis; and	Climate change response (Strategy)	/
		(iii) the reporting period in which the climate-related scenario analysis was carried out.	Climate change response (Strategy)	/
Risk management	(a) the processes and related policies the issuer uses to identify, assess, prioritise and monitor climate-related risks, including information about:	(i) the inputs and parameters uses;	Climate change response (Strategy)	/
		(ii) whether and how climate-related scenario analysis is used to inform the identification of climate-related risks;	Climate change response (Strategy)	/
		(iii) how the issuer assesses the nature, likelihood and magnitude of the effects of those risks;	Climate change response (Strategy)	/
		(iv) whether and how the issuer prioritises climate-related risks relative to other types of risks;	/	At present, ZTO Express has not carried out a separate prioritisation of climate-related risks relative to other types of risk. However, climate-related risks have been incorporated into the Company's overall risk management system and are taken into consideration in strategic planning and day-to-day operations. On this basis, the Company plans to prioritise, monitor and respond to these risks through its annual risk identification and assessment process.
		(v) how the issuer monitors climate-related risks;	Climate change response (Risk management)	/
		(vi) whether and how the processes used by the issuer have changed compared with the previous reporting period.	Not applicable	Compared with the previous reporting period, the Company did not make any material changes to its climate-related risk management processes during the reporting period. The Company has assessed that the existing processes remain effective in supporting the identification, assessment and response to climate-related risks, while ensuring the completeness and consistency of information disclosure.
	(b) the processes the issuer uses to identify, assess, prioritise and monitor climate-related opportunities		Climate change response (Strategy; Risk management)	/

Subject Areas, Aspects, General Disclosures and KPIs			Location in the 2025 Sustainability Report	Explanation/Remarks
	(c)Processes for identifying, assessing, prioritising and monitoring climate-related risks and opportunities:	How these processes are integrated into and inform the company's overall risk management process.	Climate change response (Strategy; Risk management)	/
		The extent to which these processes are integrated into the issuer's overall risk management process.	Climate change response (Governance)	/
Metrics and targets	An issuer shall disclose its absolute gross greenhouse gas emissions generated during the reporting period, expressed as metric tons of CO_2 equivalent, classified as:	(a) Scope 1 greenhouse gas emissions;	Summary of key performance indicators	/
		(b) Scope 2 greenhouse gas emissions;	Summary of key performance indicators	/
		(c) Scope 3 greenhouse gas emissions.	Summary of key performance indicators	The Company attaches great importance to carbon emissions management across its value chain and has commenced Scope 3 emissions accounting in accordance with the standards referred to above. At present, based on relatively high data availability, a comparatively mature accounting foundation, and the common market practice of phased Scope 3 accounting and disclosure, the Company has prioritised Category 1: Purchased Goods and Services. As Scope 3 categories described in Corporate Value Chain (Scope 3) Accounting and Reporting Standard (2011) cover 15 categoriesand involves numerous external parties across the upstream and downstream value chain, data collection is complex and boundary-setting is challenging. The Company is therefore continuing to improve its carbon accounting system, strengthen collaboration with partners across the value chain, and enhance its data collection and management capabilities. In line with internationally recognised accounting and disclosure standards, the Company will gradually expand coverage to other categories so as to further improve the completeness and transparency of its disclosures.
	(a) measure greenhouse gas emissions in accordance with the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (2004);		Climate change response (Metrics and targets)	/
	(b) disclosing the approach it uses to measure GHG emissions, including:	(i) the measurement approach, inputs and assumptions the issuer uses to measure its greenhouse gas emissions;	Climate change response (Metrics and targets)	/
		(ii) the reason why the issuer has chosen the measurement approach, inputs and assumptions it uses to measure its greenhouse gas emissions; and	Climate change response (Metrics and targets)	/
		(iii) any changes the issuer made to the measurement approach, inputs and assumptions during the reporting period and the reasons for those changes;	/	Compared with the previous reporting period, the Company did not make any material changes during the reporting period to the methods, input data or assumptions used to measure GHG emissions. The Company has assessed that the existing approach remains effective in supporting GHG emissions measurement and in ensuring the completeness and consistency of information disclosure.


Subject Areas, Aspects, General Disclosures and KPIs			Location in the 2025 Sustainability Report	Explanation/Remarks
Metrics and targets	(c) for Scope 2 greenhouse gas emissions disclosed in accordance with paragraph 28(b), disclose:	Location-based Scope 2 greenhouse gas emissions.	Summary of key performance indicators	/
		Information about any contractual instruments that is necessary to enable an understanding of the issuer's Scope 2 greenhouse gas emissions.	/	As of now, ZTO Express has not participated in market-based green electricity transactions, such as green certificate trading or direct power purchase agreements (PPAs), and therefore does not have any relevant contractual instruments at present. However, through its own investment in and construction of distributed photovoltaic power generation systems, the Company has achieved the self-generation and self-consumption of green electricity at multiple sorting centers nationwide. As market-based green electricity pricing mechanisms continue to improve and linkages between green certificates and the carbon market become stronger, the Company will actively assess the feasibility of participating in green electricity trading and further expand its channels for sourcing green electricity.
	(d) for Scope 3 greenhouse gas emissions disclosed in accordance with paragraph 28(c), disclose the categories included within the issuer's measure of Scope 3 greenhouse gas emissions, in accordance with the Scope 3 categories described in the Greenhouse Gas Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard (2011).		Summary of key performance indicators	The Company attaches great importance to carbon emissions management across its value chain and has commenced Scope 3 emissions accounting in accordance with the standards referred to above. At present, based on relatively high data availability, a comparatively mature accounting foundation, and the common market practice of phased Scope 3 accounting and disclosure, the Company has prioritised Category 1: Purchased Goods and Services. As Scope 3 categories described in Corporate Value Chain (Scope 3) Accounting and Reporting Standard (2011) cover 15 categoriesand involves numerous external parties across the upstream and downstream value chain, data collection is complex and boundary-setting is challenging. The Company is therefore continuing to improve its carbon accounting system, strengthen collaboration with partners across the value chain, and enhance its data collection and management capabilities. In line with internationally recognised accounting and disclosure standards, the Company will gradually expand coverage to other categories so as to further improve the completeness and transparency of its disclosures.
	Assets or business activities vulnerable to climate-related transition risks:	Amount	/	At present, the Company has identified and assessed the principal risks and opportunities arising from climate change in relation to its business operations
		Percentage	/	

Subject Areas, Aspects, General Disclosures and KPIs			Location in the 2025 Sustainability Report	Explanation/Remarks
Metrics and targets	Assets or business activities vulnerable to climate-related physical risks:	Amount	/	through scenario analysis, and has completed a qualitative assessment of the related financial effects. As climate-related financial effects involve multiple variables, such as carbon pricing mechanisms, energy transition pathways and regional policy differences, and as certain relevant data are still being accumulated and validated, the Company has not yet carried out precise quantitative financial measurement of each identified risk and opportunity at this stage. To support future quantitative analysis and disclosure of climate-related financial effects, the Company will continue to improve its data collection systems.
		Percentage	/	
	Assets or business activities aligned with climate-related opportunities:	Amount	/	
		Percentage	/	
	The amount of capital expenditure, financing or investment deployed towards climate-related risks and opportunities:	Capital expenditure	/	
		Financing or investment deployed	/	
	(a) an explanation of whether and how the issuer is applying a carbon price in decisionmaking; (b) the price of each metric tonne of greenhouse gas emissions the issuer uses to assess the costs of its greenhouse gas emissions; or an appropriate negative statement that the issuer does not apply a carbon price in decision-making.		/	As of the reporting year, the Company has not formally applied an internal carbon pricing mechanism in investment decision-making, transfer pricing or scenario analysis. This is mainly because, at the present stage, non-pricing measures such as energy efficiency management and new energy substitution have already been effective in driving emissions reduction. Nevertheless, the Company continues to monitor developments in carbon pricing policies and has referred to carbon price pathways in its scenario analysis when assessing future transition risks. The Company will also assess the feasibility of introducing internal carbon pricing to enhance climate resilience and long-term competitiveness.
	Disclose whether and how climate-related considerations are factored into remuneration policy, or an appropriate negative statement.		Climate change response (Governance; Metrics and targets)	/
	Disclose industry-based metrics that are associated with one or more particular business models, activities or other common features that characterise participation in an industry.		About This Report	/
	(a) the qualitative and quantitative climate-related targets the issuer has set to monitor progress towards achieving its strategic goals; and (b) any targets the issuer is required to meet by law or regulation, including any greenhouse gas emissions targets.	(a) the metric used to set the target;	Climate change response (Metrics and targets)	/
		(b) the objective of the target;	Climate change response (Metrics and targets)	/
		(c) the part of the issuer to which the target applies;	Climate change response (Metrics and targets)	/
		(d) the period over which the target applies;	Climate change response (Metrics and targets)	/
		(e) the base period from which progress is measured;	Climate change response (Metrics and targets)	/

Subject Areas, Aspects, General Disclosures and KPIs			Location in the 2025 Sustainability Report	Explanation/Remarks
Metrics and targets		(f) milestones and interim targets;	/	The Company has not yet set specific phased or interim carbon emissions reduction targets. However, it has incorporated green and low-carbon development into its sustainability strategy and has been steadily reducing carbon emissions intensity through continuous investment in energy conservation and emissions reduction projects, optimisation of the energy mix and improvements in operational efficiency. Taking into account national policy direction, the further development of industry standards and the maturity of its internal data foundation, the Company will formulate scientific and quantifiable medium- and long-term emissions reduction targets in due course.
		(g) if the target is quantitative, whether it is an absolute target or an intensity target;	Climate change response (Metrics and targets)	/
		(h) how the latest international agreement on climate change, including jurisdictional commitments that arise from that agreement, has informed the target.	Climate change response (Metrics and targets)	/
	Disclose information about its approach to setting and reviewing each target, and how it monitors progress against each target, including:	(a) whether the target and the methodology for setting the target has been validated by a third party;	/	At present, the Company has not yet completed third-party validation of its carbon emissions reduction targets. However, it is actively improving its internal data management system and has conducted carbon emissions accounting for consecutive years. Taking into account its operational realities, the Company will gradually advance external validation of carbon data and targets so as to enhance the quality and credibility of ESG information disclosure.
		(b) the issuer's process for reviewing the target;	Climate change response (Governance)	/
		(c) the metrics used to monitor progress towards reaching the target	Climate change response (Governance; Metrics and targets)	/
		(d) any revisions to the target and an explanation of those revisions	/	Compared with the previous reporting period, the Company did not make any material changes and revisions during the reporting period to the methods, input data or assumptions used to measure GHG emissions and the GHG emission reduction targets reain in force. The Company has assessed that the existing approach remains effective in supporting GHG emissions measurement and in ensuring the completeness and consistency of information disclosure.In the future, we will conduct a systematic review and optimisation of our greenhouse gas emission reduction targets at appropriate intervals, taking into account the latest policies and industry emission reduction requirements.

Subject Areas, Aspects, General Disclosures and KPIs			Location in the 2025 Sustainability Report	Explanation/Remarks
Metrics and targets	For each climate-related target, disclose:	information about its performance.	Climate change response (Governance; Metrics and targets)	/
		Analysis of trends or changes in the issuer's performance.	Summary of key performance indicators	/
	For each greenhouse gas emissions target disclosed, an issuer shall disclose:	(a) which greenhouse gases are covered by the target;	Climate change response (Metrics and targets)	/
		(b) whether the target covers Scope 1, Scope 2 or Scope 3 greenhouse gas emissions;	Climate change response (Metrics and targets)	At present, the Company's carbon reduction targets are primarily focused on emissions within its direct operational control, namely Scope 1 and Scope 2 emissions, and Scope 3 emissions have not yet been incorporated into the formal target system. Nevertheless, the Company continues to track industry trends, has established a cross-departmental working group, is exploring the identification of relevant Scope 3 emissions sources, and is actively examining feasible data collection mechanisms. On this basis, the Company will gradually strengthen its Scope 3 accounting and management capabilities, actively assess the feasibility of setting emissions reduction targets covering Scope 3, and strive to provide stakeholders with more comprehensive and credible environmental performance data.
		(c) whether the target is a gross greenhouse gas emissions target or a net greenhouse gas emissions target;	Climate change response (Metrics and targets)	/
		If the issuer discloses a net greenhouse gas emissions target, the issuer is also required to separately disclose its associated gross greenhouse gas emissions target;	/	/
		(d) whether the target was derived using a sectoral decarbonisation approach;	Climate change response (Metrics and targets)	/
		(e) the issuer's planned use of carbon credits to offset greenhouse gas emissions to achieve any net greenhouse gas emissions target, including: (i) the extent to which, and how, achieving any net greenhouse gas emissions target relies on the use of carbon credits; (ii) which third-party scheme(s) will verify or certify the carbon credits; (iii) the type of carbon credit, including whether the underlying offset will be nature-based or based on technological carbon removals, and whether the underlying offset is achieved through carbon reduction or removal; and (iv) any other factors necessary to enable an understanding of the credibility and integrity of the carbon credits the issuer plans to use.	/	At present, ZTO Express has no plan to use carbon credits to offset GHG emissions. The Company adheres to the principle of prioritising emissions reduction, with offsetting only as a supplementary measure, and is committed to systematically reducing carbon emissions intensity across the value chain through substantive measures such as improving energy efficiency, expanding the use of new energy alternatives, promoting green packaging and advancing intelligent operations. Going forward, if residual emissions that are difficult to eliminate remain after deep decarbonisation efforts, the Company will prudently assess the feasibility of using high-quality carbon credits.
	In preparing disclosures to meet the requirements in paragraphs 21 to 26 and 37 to 38, an issuer shall refer to and consider the applicability of cross-industry metrics (see paragraphs 28 to 35) and (ii) industry-based metrics (see paragraph 36).		About This Report	/



ZTO EXPRESS (CAYMAN) INC.
中通快遞(開曼)有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

Headquarters Address: No.1685 Huazhi Road, Huaxin Town, Qingpu District, Shanghai

Website: www.zto.com

Postal Code: 201708



